As filed with the Securities and Exchange Commission on December 15, 2000

Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AdvancePCS
(formerly known as Advance Paradigm, Inc.)
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	75-2493381 (I.R.S. Employer Identification Number)

ADDITIONAL SUBSIDIARY GUARANTOR REGISTRANTS
LISTED ON FOLLOWING PAGE

5215 North O’Connor Boulevard, Suite 1600
Irving, Texas 75039
(469) 420-6000
(Address, including Zip Code,
and Telephone Number, including
Area Code, of Registrant’s Principal Executive Offices)

David D. Halbert
Chairman of the Board and Chief Executive Officer
5215 North O’Connor Boulevard, Suite 1600
Irving, Texas 75039
(469) 420-6000
(Name, Address, including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With copies to:
J. Kenneth Menges, Jr., P.C.
Alan M. Utay, Esq.
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201
(214) 969-2800

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [  ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]___________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

CALCULATION OF REGISTRATION FEE

Title of each Class		Proposed Maximum	Proposed Maximum
of Securities to be	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Registered	Registered	Unit	Price	Registration Fee

Senior Subordinated Notes due 2010	$200,000,000	$1,000 per $1,000 principal amount	$200,000,000	$52,800

Subsidiary Guarantees of the Senior Subordinated Notes due 2010	(1)	(1)	(1)	(1)

Class A Common Stock Purchase Warrants	Warrants to purchase 780,000 shares(2)	(2)	$15,600,000(2)	$4,120(2)

Class A Common Stock, par value $0.01, underlying the Warrants	780,000 shares	(2)	(2)	(2)

Total				$56,920

(1)	Pursuant to Rule 457(n) of the Securities Act of 1933, also known as the Securities Act, no separate fee for the Subsidiary Guarantees is payable.

(2)	The Class A common stock purchase warrants were issued to the holder of the senior subordinated notes and are exercisable for 780,000 shares of AdvancePCS Class A common stock. Pursuant to Rule 457(i) of the Securities Act, the registration fee for the Class A common stock purchase warrants and the shares of Class A common stock issuable upon exercise thereof has been calculated based on the offering price plus the exercise price.

      The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

ADDITIONAL SUBSIDIARY GUARANTOR REGISTRANTS

	State or Other Jurisdiction of	I.R.S. Employer Identification
Name	Incorporation or Organization	Number

PCS Holding Corporation	Delaware	94-3040479

PCS Health Systems, Inc.	Delaware	86-0217882

Clinical Pharmaceuticals, Inc.	Delaware	62-1295160

PCS Mail Services, Inc.	Arizona	86-0946910

PCS Services, Inc.	Delaware	94-3075526

PCS Mail Services of Birmingham, Inc.	Alabama	63-1222539

PCS Mail Services of Ft. Worth, Inc.	Delaware	75-2653427

PCS Mail Services of Scottsdale, Inc.	Arizona	86-0945941

AdvancePCS, L.P.	Delaware	75-2882129

ADVP Management, L.P.	Delaware	75-2882131

AdvanceRx.com, L.P.	Delaware	75-2882135

ADVP Consolidation, L.L.C	Delaware	75-2882133

Foundation Health Pharmaceutical Services, Inc.	California	68-0261388

Baumel-Eisner Neuromedical Institute, Inc.	Florida	59-1931184

First Florida International Holdings, Inc.	Florida	59-3308648

FFI RX Managed Care, Inc.	Florida	59-3236503

First Florida Managed Care, Inc.	Florida	59-3220513

Innovative Medical Research, Inc.	Maryland	52-1688790

Mature RX Plus of Nevada, Inc.	Nevada	88-0453974

Ambulatory Care Review Services, Inc.	Ohio	34-1754130

Phoenix Communications International, Inc.	Ohio	34-1815732

Innovative Pharmaceutical Strategies, Inc.	Ohio	34-1842278

HMN Health Services, Inc.	Ohio	34-1885276

ABOUT THIS PROSPECTUS
ADVANCEPCS
RISK FACTORS
RECENT DEVELOPMENTS
UNCERTAINTY OF FORWARD-LOOKING STATEMENTS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF THE NOTES
DESCRIPTION OF CLASS A COMMON STOCK PURCHASE WARRANTS
SELLING HOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
EX-5 Opinion/Consent of Akin Gump
EX-12 Computation of Ratio of Earnings
EX-23.2 Consent of Arthur Andersen LLP
EX-23.3 Consent of Ernst & Young LLP
EX-25 Statement of Eligibility/Qualification

Subject to Completion, Dated December 15, 2000

PROSPECTUS

AdvancePCS

$200,000,000 Senior Subordinated Notes due 2010
Class A Common Stock Purchase Warrants
780,000 Shares of Class A Common Stock

      The securities covered by this prospectus may be offered and sold, from time to time, by Rite Aid Corporation. We issued these securities to Rite Aid in October 2000 in connection with our acquisition of PCS Holding Corporation from Rite Aid. We will not receive any proceeds from the sale of the securities offered by this prospectus.

Terms of Notes

•	Maturity
October 2, 2010

•	Redemption
We may redeem all or part of the notes at any time on or after October 2, 2005 at a premium that declines over time from 6.5% of the principal amount to zero.

Before October 2, 2002, we may redeem at our option all of the notes or up to $75 million of the notes at 100% of the principal amount plus accrued and unpaid interest. Before October 2, 2003 and subject to certain conditions, we may redeem up to $75 million of the notes at 113% of the principal amount with the proceeds of an offering of our equity.

Under certain conditions, we may redeem notes held by Rite Aid after October 2, 2002 at 100% of the principal amount plus accrued and unpaid interest.

•	Guarantees
If we cannot make payments on the notes when due, our subsidiary guarantors must make them instead.

•	Mandatory Offer to Repurchase
If we experience a change of control, we may be required to repurchase the notes at 101% of the principal amount, together with accrued and unpaid interest.

•	Subordination
The notes and the subsidiary guarantees are subordinated to all of our and our subsidiary guarantors’:
•	current indebtedness (other than trade payables); and
•	future indebtedness (other than trade payables) unless the terms of that indebtedness expressly provide otherwise.

•	Interest
The initial interest rate on the notes is 11% per annum. The interest rate will increase to 12% on April 2, 2002 and to 13% on October 2, 2002.

Interest is paid on each April 15 and October 15.

      Our Class A common stock is traded on the Nasdaq National Market under the symbol “ADVP.” On December 13, 2000, the closing price of our Class A common stock on the Nasdaq National Market was $36.50 per share. No public market currently exists for our senior subordinated notes or our Class A common stock purchase warrants.

      Investing in our securities involves certain risks. Therefore, you should carefully consider the risk factors included in this prospectus beginning on page 1 and those incorporated by reference from our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed from time to time.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________, 2000.

      The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf registration” process. Under this shelf registration process, Rite Aid, or its pledgees, donees, transferees or other successors-in-interest, may from time to time sell the securities described in this prospectus. You should read and consider carefully this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information.”

AdvancePCS

      We are a leading provider of health improvement services, offering our clients a comprehensive array of pharmacy benefit management, disease management, clinical trials and research, web-based marketing support and other health-related programs. Our mission is to improve the quality of care delivered to health plan members while helping health plan sponsors reduce overall health benefit costs. We generate revenues from providing services to two primary customer groups: health benefit plan sponsors and pharmaceutical manufacturers. The broad range of health plan sponsors we market to includes Blue Cross Blue Shield plans and other managed care organizations, third-party administrators of health plans, insurance companies, government agencies, employer groups and labor union-based trusts. We currently serve an estimated 75 million individuals enrolled in our customers’ plans. We provide our clinical research services primarily to pharmaceutical manufacturers. We also work closely with pharmaceutical manufacturers in negotiating lower drug prices for our health plan sponsor customers.

      We are incorporated under the laws of the State of Delaware. Our principal executive office is located at 5215 North O’Connor Boulevard, Suite 1600, Irving, Texas 75039. Our telephone number is (469) 420-6000 and our website can be found at http://www.AdvancePCSrx.com.

      Additional information concerning us is included in our reports and other documents incorporated by reference in this prospectus.

RISK FACTORS

      Before acquiring our securities, you should carefully consider all of the information in this prospectus, any prospectus supplement and the documents and risk factors incorporated herein by reference. In addition, we recently acquired PCS Holding Corporation, or PCS, a subsidiary of Rite Aid, and you should carefully consider the following risk factors, as well as the discussion of our acquisition of PCS contained in the definitive proxy statement for our 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on November 6, 2000 and incorporated herein by reference.

We may not realize the benefits of integrating with PCS or be successful in managing our combined company.

      Our acquisition of PCS was completed on October 2, 2000. Unless our management is successful in integrating and managing the employees and assets acquired in the transaction in a cost-efficient manner, we will not be able to realize or maintain the operating efficiencies and other benefits sought from the transaction. We cannot assure you that we will be able to successfully integrate our operations with those of PCS, or that we can successfully manage the combined company, and the failure to do so could harm our business.

We have substantial debt obligations that could restrict our operations.

      To finance our acquisition of PCS, we, among other things, entered into an $825 million senior secured credit facility and issued to Rite Aid $200 million of senior subordinated notes. As of September 30, 2000, on a pro forma basis giving effect to our acquisition of PCS, our outstanding debt was approximately $820 million and our ratio of debt to total stockholders’ equity was approximately 2.2 to 1.

      Our substantial indebtedness could have important consequences, including:

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	placing us at a disadvantage compared to our competitors that have less debt; and

•	limiting our ability to borrow additional funds.

Further, failing to comply with our debt covenants could result in an event of default which, if not cured or waived, could harm us.

      In addition, approximately $620 million of our outstanding debt bears interest at a variable rate. Economic conditions could result in higher interest rates, which could increase debt service requirements on variable rate debt. Our debt service requirements will require the use of a substantial portion of our operating cash flow to pay interest on our debt instead of other corporate purposes.

Any failure to meet our debt obligations could harm our business, financial condition and results of operations.

      If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. We cannot assure you that our cash flow and capital resources will be sufficient for payment of interest on and principal of our debt in the future, or that any such alternative measures would be successful or would permit us to meet scheduled debt service obligations.

Restrictive financing covenants limit the discretion of our management.

      Our credit facility and certain agreements governing our debt contain a number of covenants that limit the discretion of our management with respect to certain business matters. Our credit facility covenants, among other things, restrict our ability to incur additional indebtedness or issue preferred stock, declare or pay dividends and other distributions, create liens, make capital expenditures, make certain investments or acquisitions, enter into mergers or consolidations, make sales of assets and engage in certain transactions with affiliates. Our indenture contains similar restrictive covenants. In addition, under our credit facility, we are required to satisfy a minimum fixed charge coverage ratio, a maximum total leverage ratio and a minimum interest coverage ratio. A breach of any agreements governing our debt would permit the acceleration of the related debt, which could harm our business, financial condition and results of operations.

New investors own a significant amount of our stock, giving them influence over corporate transactions and other matters.

      In connection with our acquisition of PCS, we issued to Joseph Littlejohn & Levy Fund III LP, or JLL, and other related investors:

•	65,854 shares of Series A-1 preferred stock;

•	six shares of Series B preferred stock; and

•	4,207,000 shares of common stock.

On December 8, 2000, the Series B preferred stock and the common stock were converted into a total of 4,207,300 shares of our Class B common stock. In addition, we issued to Rite Aid 125,000 shares of Series A-2 preferred stock. Assuming all shares of Series A-1 and Series A-2 preferred stock and Class B common stock are converted into Class A common stock at the current conversion prices set forth in our certificate of incorporation, JLL would beneficially own 19.2% of our Class A common stock, Rite Aid would beneficially own 16.1% of our Class A common stock and together they would own approximately 35.3% of our Class A common stock. Accordingly, these stockholders may be able to substantially influence the outcome of stockholder votes and otherwise influence us. In addition, JLL and Rite Aid, as holders of the preferred stock and the Class B common stock, have the right to designate four of our 11 directors, and we cannot take certain actions without their consent. You should carefully review our definitive proxy statement for the 2000 annual meeting of stockholders incorporated herein by reference for a detailed discussion of our acquisition of PCS and the rights of the holders of preferred stock and Class B common stock.

There has never been a public market for our senior subordinated notes or our warrants and the value of these securities may fluctuate significantly.

      There is no public market for our senior subordinated notes or our warrants, and an active trading market is not expected to develop or be sustained. The trading prices of these securities could be subject to significant fluctuations in response to government regulations, variations in quarterly operating results, demand for our services, our success in expanding our services, general economic conditions and various other factors.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.

      Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors. Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, for example, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair compensation for the guarantee;

•	was insolvent or rendered insolvent by making the guarantee;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay them as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. The factors for any party will include whether:

•	the sum of the party’s debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of the party’s assets was less than the amount that would be required to pay its liability on existing debts, including contingent liabilities, as they become absolute and mature; or

•	the party could not pay its debts as they become due.

A financial failure by us or any subsidiary guarantor may hinder the receipt of payment on the notes, as well as the enforcement of remedies under the subsidiary guarantees.

      An investment in the notes, as in any type of security, involves insolvency and bankruptcy considerations that investors should carefully consider. If we or any of our subsidiary guarantors become a debtor subject to insolvency proceedings under the bankruptcy code, it is likely to result in delays in the payment of the notes and may delay enforcement remedies under the notes or the subsidiary guarantees securing the notes. Provisions under the bankruptcy code or general principles of equity that could result in the impairment of your rights include the automatic stay, avoidance of preferential transfers by a trustee or a debtor-in-possession, substantive consolidation, limitations of collectability of unmatured interest or attorneys’ fees and forced restructuring of the notes.

A financial failure by us may result in your having to return a payment received on the notes.

      Under the bankruptcy code, a trustee or debtor-in-possession may generally recover payments or transfers of property of a debtor if such payment or transfer was:

•	to or for the benefit of a creditor;

•	in payment of a prior debt owed before the transfer was made;

•	made while the debtor was insolvent;

•	made within 90 days, or one year if the payment was to an “insider” of the debtor, before the filing of the bankruptcy case; and

•	enabled the creditor to receive more than it would have received in a liquidation under Chapter 7 of the bankruptcy code if the transfer had not been made and the creditor had received payment of the debt as provided in the bankruptcy code.

By way of example, if payments were made on the notes prior to the filing of a bankruptcy case and a court subsequently determined that the value of the collateral pledged by the entity making the payment was less than the debt owed, such payments could be subject to avoidance as a preferential transfer.

A financial failure by us may result in the assets of any or all subsidiaries becoming subject to the claims of our creditors.

      A financial failure by us could affect payment of the notes if a bankruptcy court were to “substantively consolidate” us and our subsidiaries. If a bankruptcy court substantively consolidated us and our subsidiaries, the assets of each entity would be subject to the claims of creditors of all entities. This would expose you not only to the usual impairments arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base. Furthermore, forced restructuring of the notes could occur through the “cram-down” provision of the bankruptcy code. Under this provision, the notes could be restructured over your objections as to their general terms, primarily interest rate and maturity.

Your right to receive payments on the notes is junior to our existing indebtedness and possibly all of our future borrowings. Further, the subsidiary guarantees of the notes are junior to all our subsidiary guarantors existing indebtedness and possibly to all their future borrowings.

      The notes and the subsidiary guarantees rank behind all of our and the subsidiary guarantors’ existing indebtedness (other than trade payables) and all of our and their future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes and the subsidiary guarantees. As a result, upon any distribution to our creditors or the creditors of the subsidiary guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the subsidiary guarantors or our or their property, the holders of other indebtedness of us and the subsidiary guarantors will be entitled to be paid in full in cash before any payment may be made with respect to the notes or the subsidiary guarantees.

      In addition, all payments on the notes and the subsidiary guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on the senior debt.

      In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the subsidiary guarantors, holders of the notes will participate with trade creditors and all other holders of subordinated indebtedness of us and the subsidiary guarantors in the assets remaining after we and the subsidiary guarantors have paid all of the senior indebtedness. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the subsidiary guarantors may not have sufficient funds to pay all of our creditors, and holders of notes may receive less, ratably, than the holders of other indebtedness.

      On a pro forma basis, assuming we acquired PCS as of September 30, 2000, the notes and the subsidiary guarantees would have been subordinated to $620 million of senior debt and approximately $205 million would have been available for borrowing as additional senior debt under our credit facility. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

      We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture do not fully prohibit us or our subsidiaries from doing so. Our credit facility permits additional borrowing of at least $170 million and all of those borrowings would be senior to the notes and the subsidiary guarantees. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

      Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our credit facility will not allow such repurchases.

RECENT DEVELOPMENTS

      At our 2000 annual meeting of stockholders held on December 7, 2000, our stockholders approved the following:

•	the election of David A. George, Jeffrey R. Jay and Jean-Pierre Millon as directors;

•	the amendment and restatement of our certificate of incorporation, which, among other things:

•	changed our name to “AdvancePCS”;

•	created classes of common stock denominated Class A, Class B-1 and Class B-2;

•	reclassified the existing common stock as Class A common stock;

•	increased the number of authorized shares of common stock; and

•	changed the corporate governance structure of our board of directors;

•	the issuance of shares of Class B-1 common stock and Class B-2 common stock upon conversion of Series A preferred stock recently issued by us in connection with our acquisition of PCS;

•	the amendment of our Amended and Restated Incentive Stock Option Plan, which increased the number of shares available for issuance under the plan; and

•	the selection of Arthur Andersen, LLP as our independent auditors for the fiscal year ending March 31, 2001.

Certain of these proposals substantially affect our common stock. In the definitive proxy statement for the 2000 annual meeting of stockholders, we discuss various positive and negative effects of the proposals. You should carefully review the information in the definitive proxy statement incorporated by reference into this prospectus.

UNCERTAINTY OF FORWARD-LOOKING STATEMENTS

      This prospectus, any prospectus supplement and the documents incorporated by reference herein may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in those documents, other than statements of historical fact, are forward-looking statements. In addition, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “predict,” “project,” and similar expressions, as they relate to us or our management, identify forward-looking statements. These forward-looking statements are based on the beliefs of our management as well as assumptions made by us and information currently available to us. These forward-looking statements are subject to certain risks, uncertainties and assumptions, including those risks, uncertainties and assumptions discussed in this prospectus and in our filings under the Securities Exchange Act of 1934 and those related to the following:

•	our ability to integrate the operations of PCS with our own;

•	our substantial debt obligations;

•	heightened governmental regulation;

•	changes in the healthcare industry;

•	projected or anticipated program developments or introductions; and

•	possible acquisitions and alliances.

      Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected or projected. These forward-looking statements reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the various factors identified in this prospectus, any prospectus supplement and the documents incorporated by reference herein which could cause actual results to differ.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth the ratios of our earnings to fixed charges for the periods indicated:

							For the six months
	For the fiscal years ended March 31						ended September 30,

	1996(3)	1997(3)	1998	1999	2000(2)	Pro Forma 2000(2)	2000	Pro Forma 2000(2)

Ratio of Earnings to Fixed Charges(1)(4)	2.09	6.71	20.61	31.26	7.71	1.05	8.25	0.90	(5)

(1)	For purposes of computing the foregoing ratios: (a) earnings consist of income from continuing operations before income, taxes and fixed charges, and (b) fixed charges consist of interest, amortization of debt issuance costs, and the estimated interest portion of lease expense, whether expensed or capitalized.

(2)	The pro forma ratio of earnings to fixed charges gives effect to our acquisition of PCS as if such acquisition had occurred at the beginning of the periods indicated.

(3)	This data has not been combined to reflect the merger with First Florida International Holdings, Inc. and affiliates, because obtaining this information was not feasible at this date.

(4)	The ratio of earnings to fixed charges in fiscal 1998 and the six months ended September 30, 2000, on a historical and pro forma basis are net of $689,000, $1,200,000 and $1,200,000, respectively, of merger expenses. Excluding the merger expenses, net of tax, from net income, the ratio would have been 21.29, 8.54, and 0.92, respectively.

(5)	Pro forma earnings were inadequate to cover fixed charges by $4,513,000 on a pro forma basis for the six months ended September 30, 2000.

USE OF PROCEEDS

      The selling holders will receive all of the proceeds from the sale of the offered securities. We will not receive any proceeds from the sale of the offered securities.

DESCRIPTION OF THE NOTES

      You can find the definitions of some of the terms used in this description under the subheading “Certain Definitions.” For purposes of this section and the “Description of Class A Common Stock Purchase Warrants” section of this prospectus, references to “AdvancePCS,” “we,” “us,” “our” or “ours” refers only to AdvancePCS and not to any of its subsidiaries.

      The notes were issued pursuant to an indenture dated as of October 2, 2000, entered into among Advance Paradigm, Inc., U.S. Trust Company of Texas, N.A., as trustee, and our subsidiary guarantors. The following summary of the principal terms and provisions of the indenture and the notes does not purport to be complete and is subject in all respects to, and qualified in its entirety by reference to, the indenture and the notes, copies of which are available from us upon request.

Brief Description of the Notes and the Subsidiary Guarantees

The Notes

      The notes:

•	are general unsecured obligations of AdvancePCS;

•	are subordinated in right of payment to all of our existing and future Senior Debt;

•	are senior in right of payment to any of our future Subordinated Indebtedness; and

•	are unconditionally guaranteed by the Guarantors.

The Subsidiary Guarantees

      The notes are guaranteed by all of our current subsidiaries.

      The guarantees of the notes:

•	are general unsecured obligations of each Guarantor;

•	are subordinated in right of payment to all existing and future Senior Debt of each Guarantor; and

•	are senior in right of payment to any future Subordinated Indebtedness of each Guarantor.

      On a pro forma basis, assuming we acquired PCS as of September 30, 2000, we and the Guarantors would have had total Senior Debt of approximately $620 million outstanding. As indicated above and as discussed in detail below under the caption “Subordination,” payments on the notes and under the Subsidiary Guarantees will be subordinated to the payment of Senior Debt. The indenture will permit us and the Guarantors to incur additional Senior Debt.

Principal, Maturity and Interest

      The indenture provides for the issuance of up to $200 million of notes. We issued all $200 million of the notes under the indenture to Rite Aid on October 2, 2000. The notes mature on October 2, 2010.

      Interest on the notes initially accrues at the rate of 11% per annum. On April 2, 2002, the interest rate will increase to 12% per annum. On October 2, 2002, the interest rate will increase to 13% per annum. The interest on the notes will be payable semiannually in arrears on each April 15 and October 15. We will make each interest payment to the holders of record on the immediately preceding April 1 and October 1.

      Interest on the notes accrues from the date of issuance for the first interest payment and from the most recent interest payment date thereafter. Interest will be computed on the basis of a 360-day year, comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

      If a holder of at least $1 million in aggregate principal amount of notes has given wire transfer instructions to us prior to the record date for such payment, we will make all payments of principal, interest and liquidated damages, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar for the notes within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

      The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

      Each Guarantor has unconditionally guaranteed, jointly and severally, all of our obligations and each other Guarantor under the notes. The obligation of each Guarantor under its Subsidiary Guarantee ranks junior and is subordinate to that subsidiary’s Senior Debt. The indenture does not require all of our subsidiaries to be Guarantors.

      In the event of a sale or any other disposition of all or substantially all of the assets of any Guarantor or all of the Capital Stock of any Guarantor, then that Guarantor, along with any Person acquiring the assets of that Guarantor, will be released as a Guarantor under the indenture, provided that the Net Proceeds of the sale or disposition are applied in accordance with applicable provisions of the indenture. At our option, we may use the Net Proceeds of any such sale to:

•	repay Senior Debt or Indebtedness of a Restricted Subsidiary that is not a Guarantor;

•	acquire the Voting Stock or all or substantially all of the assets of an entity engaged in any Permitted Business;

•	acquire other assets that are useful in a Permitted Business; or

•	make capital expenditures.

Subordination

      The principal, premium, interest, liquidated damages and other Obligations relating to the notes are subordinated in right of payment to the prior payment in full of all Senior Debt. The subordination provisions prohibit us from making payments with respect to the notes if the events described below occur. If triggered, the subordination provisions prohibit us from paying any amounts with respect to the notes, including:

•	payments of principal or interest;

•	payments of any premium or any liquidated damages; and

•	repurchases of the notes.

      The holders of Senior Debt are entitled to receive full payment of all amounts owed to them prior to any payments being made to the holders of notes upon our:

•	liquidation or dissolution;

•	becoming subject to bankruptcy, reorganization, insolvency, receivership or similar proceedings; or

•	making an assignment for the benefit of our creditors or marshalling our assets or liabilities.

      Until the Senior Debt is paid in full, any payment or distribution to which the holders of the notes would be entitled, but for the subordination provisions of the indenture, will be made to the holders of the Senior Debt. If a distribution is made to the holders of the notes that should not have been made to them as a result of these subordination provisions, the holders of the notes are required to hold such a distribution in trust for the holders of the Senior Debt and pay it over to them.

      The subordination provisions, however, do not prohibit the payment of amounts owed under the notes to the holders if the payment is made in Permitted Junior Securities or payments or other distributions made from any defeasance trust created under the terms of the indenture.

      Additionally, we may not make any payment in respect of the notes, other than payments of Permitted Junior Securities, if a payment default occurs on any of our Designated Senior Debt. We must resume payment in respect of the notes when we cure or obtain a waiver of the payment default.

      If a nonpayment default occurs on any of our Designated Senior Debt, we will not be permitted to make any payment in respect of the notes, other than payments of Permitted Junior Securities, for a period (the “Payment Blockage Period”) beginning upon receipt by the trustee of written notice (a “Payment Blockage Notice”) of such default from the holder of any Designated Senior Debt or such holder’s representative. The Payment Blockage Period will end on the earliest of:

•	the date on which all nonpayment defaults are cured, waived or cease to exist;

•	179 days after the date of delivery of the Payment Blockage Notice; and

•	the date on which the trustee receives notice from the representative for the Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

      We must resume making payments in respect of the notes after the Payment Blockage Period ends unless we are otherwise prohibited by the other subordination provisions of the indenture. No more than one Payment Blockage Period may commence during any period of 360 consecutive days. No nonpayment default on the date of delivery of a Payment Blockage Notice to the trustee can be made the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 consecutive days.

      The Obligations of each Guarantor under its Subsidiary Guarantee are junior and subordinate to the Senior Debt of such Guarantor on the same basis as the notes are junior and subordinate to our Senior Debt. For the purposes of this subordination, the Trustee and the holders of the notes will have the right to receive and/or retain payments by any of the Guarantors only at such times as they may receive and/or retain payments in respect of the notes pursuant to the indenture.

      As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of us, the holders of the notes may recover less, ratably, than holders of

Senior Debt. Further, assets which would otherwise be available to pay Obligations in respect of the notes will be available only after we have paid all Senior Debt in full, and we may not have sufficient assets to pay amounts due on any or all of the notes.

Optional Redemption

      On or after October 2, 2005, we may redeem the notes, in whole or in part, at the redemption prices set forth below. If we elect to redeem all or part of the notes, we will give at least 30, but no more than 60 days’ notice, to the holders. The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on October 2 of the following years:

Year	Redemption Price*

2005	106.500%

2006	104.333%

2007	102.167%

2008 and thereafter	100.000%

*	in each case together with accrued interest to the date of redemption.

      Furthermore, at any time prior to October 2, 2002, we may redeem at our option, all of the notes or up to $75 million principal amount of the notes (less any amounts redeemed under the terms described in the next sentence) at 100% of the principal amount thereof, together with accrued and unpaid interest on the redeemed notes to the date of redemption. In addition, at any time prior to October 2, 2003, we may use the net cash proceeds of one or more Equity Offerings to redeem up to $75 million principal amount of the notes at 113% of the principal amount thereof, together with accrued and unpaid interest on the redeemed notes to the date of redemption, if, after any such redemption at least $125 million of the principal amount of the notes remains outstanding and the redemption is made within 90 days of the closing of the Equity Offering.

      Additionally, at any time after October 2, 2000, if Rite Aid has asked us to maintain the effectiveness of the registration statement of which this prospectus is a part pursuant to the terms of the registration rights agreement among us, the Guarantors named in the agreement and Rite Aid, we may redeem the notes held by Rite Aid in whole, but not in part, at par plus accrued and unpaid interest, and any liquidated damages due on such notes. To redeem the notes, we must provide Rite Aid not less than 20 and no more than 30 days’ notice of the redemption. Upon delivery to Rite Aid of the notice stated above, our obligation to keep the registration statement of which this prospectus is a part effective pursuant to the terms of the registration rights agreement will be deemed satisfied and suspended.

Mandatory Redemption

      We will not be required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

      If a Change of Control occurs, we will be required to make an offer to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of each holder’s notes at a purchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and liquidated damages, if any, on the notes repurchased to the date of purchase. Within 30 days following any Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase the notes on the date specified in the notice, pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

      On the Change of Control repurchase date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control offer;

•	deposit with the paying agent the amount specified above in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes we are purchasing.

      The paying agent will promptly mail to each holder of notes tendered the specified payment for those notes, and the trustee will promptly authenticate and mail (or instruct the registrar to transfer by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

      Prior to complying with any of the provisions of the “Change of Control” covenant, but in any event within 90 days following a Change of Control, we will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by the “Change of Control” covenant. We will publicly announce the results of the Change of Control offer on or as soon as practicable after the Change of Control repurchase date. We will first comply with the covenant in the first sentence in the immediately preceding paragraph before we will be required to repurchase notes pursuant to the provisions described above. Our failure to comply with the covenant described in the immediately preceding sentence may constitute an Event of Default.

      The provisions described above that require us to make a Change of Control offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

      We will not be required to make a Change of Control offer upon a Change of Control if a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control offer.

Asset Sales

      Generally, we may not and may not permit any of our Restricted Subsidiaries to consummate an Asset Sale unless:

•	we, or the Restricted Subsidiary, as the case may be, receive consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests sold;

•	if the fair market value of the assets or Equity Interests is more than $5 million, the value is determined by our board of directors and evidenced by a resolution from our board of directors; and

•	at least 75% of the consideration received is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following shall be deemed to be cash:

•	any liabilities (as shown on our or such Restricted Subsidiary’s most recent balance sheet), of ours or any Restricted Subsidiary that are assumed by the transferee of any such assets or that otherwise cease to be liabilities of ours or any Restricted Subsidiary pursuant to a novation or other agreement that releases us or such Restricted Subsidiary from further liability or such agreement discharges or satisfies such liability; and

•	any securities, notes or other obligations received by us or any Restricted Subsidiary in connection with such disposition that are converted by us or such Restricted Subsidiary into cash or Cash Equivalents within 180 days of the applicable Asset Sale.

The aforementioned 75% limitation does not apply to any Asset Sale in which the cash or Cash Equivalent portion of the consideration received is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the 75% limitation.

      Within 365 days after we receive the Net Proceeds from an Asset Sale, we have the option to apply the Net Proceeds to:

(1)	repay any Senior Debt or Indebtedness of a Restricted Subsidiary that is not a Guarantor, and if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect to that Indebtedness;

(2)	acquire all or substantially all of the assets, or the Voting Stock, of any Person or any division of any Person that is engaged in any Permitted Business;

(3)	make capital expenditures; or

(4)	acquire other assets that are used or useful in a Permitted Business.

The requirements set forth in provisions (2) through (4) shall be deemed to be satisfied if an agreement committing to make the acquisitions or expenditures referred to therein is entered into by us or our Restricted Subsidiary within 365 days after the receipt of such Net Proceeds and such Net Proceeds are subsequently applied in accordance with such agreement.

      If we, or any Restricted Subsidiary, are only entitled to a pro rata share of any Asset Sale, then we, or the selling Restricted Subsidiary, need only apply such party’s pro rata share of the sale proceeds. Pending the final application of the Net Proceeds of any sale, we, and the Restricted Subsidiaries, may use the funds in any manner not prohibited by the indenture, including the temporary reduction of revolving credit borrowings.

      Any Net Proceeds from Asset Sales that are not applied or invested as provided above will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15 million, we must, within 365 days after receipt of the net proceeds giving rise to such Excess Proceeds, make an Asset Sale offer to all holders of the notes and all holders of other Indebtedness that ranks pari passu with the notes containing similar provisions to those set forth in the indenture with respect to offers to purchase or required redemptions with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds; provided, that we may, at our option, make such Asset Sale offer prior to such 365th day. The offer price in any Asset Sale offer will be equal to 100% of the principal amount of notes plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale offer, we may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and such other pari passu Indebtedness tendered into such Asset Sale offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale offer, the amount of Excess Proceeds will be reset at zero.

      We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale offer. To the extent the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

Certain Covenants

      Restricted Payments

      We and our Restricted Subsidiaries are not permitted to take the following actions, which are classified as “Restricted Payments” under the indenture:

•	declare or pay any dividend or make any other payment or distribution on account of our or any of our Restricted Subsidiaries’ Equity Interests (including any payment in connection with any merger or consolidation involving us or any of our Restricted Subsidiaries), or to the direct or indirect holders of our Equity Interests or our Restricted Subsidiaries’ Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of us or payable to us or a Restricted Subsidiary of ours);

•	purchase, redeem or otherwise acquire or retire for value (including in connection with any merger or consolidation involving us) any of our Equity Interests or any direct or indirect parent of ours other than Equity Interests owned by us or a Restricted Subsidiary of ours;

•	make any payment on or with respect to the purchase, redemption, defeasance or other acquisition or retirement for value, except a payment of interest or principal at or after the Stated Maturity thereof, of any Subordinated Indebtedness; or

•	make any Restricted Investment.

      Neither we nor any Restricted Subsidiary may make a Restricted Payment unless at the time of and after giving effect to the Restricted Payment:

•	no Default or Event of Default has occurred or would occur as a consequence of the Restricted Payment;

•	we would, at the time of the Restricted Payment and after giving pro forma effect to the Restricted Payment as if the Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described below in the summary of the covenant regarding “Incurrence of Indebtedness and Issuance of Preferred Stock;” and

•	the Restricted Payment, together with the aggregate amount of all other Restricted Payments made by us and our Restricted Subsidiaries after the Issue Date (other than the Permitted Restricted Payments referred to below) is less than the sum of:

•	50% of our Consolidated Net Income for the period from the beginning of our first fiscal quarter ending after the Issue Date to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of the Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of the deficit), plus

•	100% of the aggregate net cash proceeds received by us since the Issue Date as a contribution to our equity capital or from the issue or sale of our Equity Interests (excluding all proceeds of the Equity Interests initially issued, and upon exercise, exchange or conversion of the Equity Interests initially issued, to JLL approximately contemporaneously with the Issue Date in connection with our acquisition of PCS Holding Corporation), other than Disqualified Stock and Designated Preferred Stock, or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or our exchangeable debt securities that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary), plus

•	the lesser of (a) all cash returns on Restricted Investments that were made after the Issue Date (provided that the amount of cash returns on the Restricted Investment shall be excluded from Consolidated Net Income for purposes of this calculation), and (b) the initial amount of the Restricted Investment, plus

•	upon the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary not in violation of the indenture, the fair market value of the net assets of such Subsidiary.

Notwithstanding the above provisions, the preceding provisions do not prohibit the following payments (all of which, other than payments pursuant to the first subparagraph below, being called “Permitted Restricted Payments”):

•	the payment of any dividend within 60 days after the date of declaration, if on the date of declaration, the payment would have complied with the provisions of the indenture;

•	any principal payment on or with respect to the redemption, purchase, retirement, defeasance or other acquisition or retirement of any Subordinated Indebtedness, any purchase, redemption or other acquisition or retirement for value of any of our Equity Interests or any direct or indirect parent of ours or to the direct or indirect holders of our or any Restricted Subsidiary’s Equity Interests, in their capacity as such, by conversion into or by exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of ours) of our Equity Interests (other than Disqualified Stock); provided, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from the calculation of 100% of the aggregate net cash proceeds discussed in the preceding paragraph;

•	any payment on or with respect to or the defeasance, redemption, purchase or other acquisition or retirement of Subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

•	the declaration and payment of any dividend or distribution by a Restricted Subsidiary of ours to the holders of any class of our Equity Interests on a pro rata basis;

•	the declaration and payment of dividends and distributions to holders of any class or series of our Disqualified Stock issued after the Issue Date in accordance with the covenant described below under the caption “Incurrence of Indebtedness and Issuance of Preferred Stock”;

•	the declaration and payment of regularly accruing dividends to holders of any class or series of our Designated Preferred Stock issued on or after the Issue Date; provided that at the time of the designation of such Preferred Stock as Designated Preferred Stock, and after giving effect to such designation on a pro forma basis (for purposes of making determinations on a pro forma basis pursuant to this clause, treating all dividends which will accrue on such Designated Preferred Stock during the four full fiscal quarters immediately following such issuance, as well as all other Designated Preferred Stock then outstanding, as if the same will in fact be, or have in fact been, paid in cash), we would have been able to incur at least $1.00 of additional Indebtedness (other than Permitted Debt) in accordance with the covenant described below under the caption “Incurrence of Indebtedness and Issuance of Preferred Stock”;

•	the purchase, redemption or other acquisition or retirement of any shares of our Disqualified Stock by conversion into, or by exchange for, shares of our Refinancing Disqualified Stock, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of ours) of our Refinancing Disqualified Stock;

•	the purchase, redemption or other acquisition or retirement for value of any of our Equity Interests or any Restricted Subsidiary of ours held by any then current or former member of our (or any of our Restricted Subsidiaries’) management or board of directors (or the estate, heirs or legatees of any such individual) pursuant to any management or directors’ equity subscription agreement or stock option agreement; provided that the aggregate price paid (excluding the cancellation of debt owing by such management member or other individual) for all such purchased, redeemed, acquired or retired Equity Interests, net of proceeds received from or as a capital contribution from the issuance or sale to management investors of our Capital Stock (including any options, warrants or other rights in respect thereof), shall not exceed $2.0 million in any twelve-month period or $15.0 million in the aggregate;

•	payment or performance under the terms of our Series A Preferred Stock or our Series B Preferred Stock or any agreement or instrument related thereto;

•	the Transactions, including any payments (whether severance, bonus or otherwise) to our management or any Restricted Subsidiary (including, without limitation PCS Holding Corporation and its Subsidiaries) contemplated by the Transactions, and all expenses related to the Transactions;

•	payment to any Principal or its Related Party under any tax sharing or tax indemnification arrangement;

•	any payment, purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness if:

•	such payment or other action is required by an indenture or other agreement or instrument pursuant to which such Subordinated Indebtedness was issued as the result of a Change of Control or similar event;

•	such Change of Control or similar event requires us to make a Change of Control offer under the indenture or we have voluntarily made an offer to purchase all notes then outstanding on terms at least as favorable to the holders as would be required for a Change of Control offer to purchase notes in connection with a Change of Control; and

•	we have purchased all notes, if any, properly tendered pursuant to any Change of Control Offer that resulted from such event or any such offer;

•	any Restricted Investment made with the net cash proceeds from a substantially concurrent sale of our Equity Interests (other than Disqualified Stock), provided, that the amount of any such net cash proceeds shall be excluded from the calculation of 100% of the aggregate net cash proceeds discussed in the preceding paragraph;

•	the payment of cash in lieu of fractional shares of common stock under the Warrants;

•	payments to JLL or any of its Related Parties, to the extent considered a Restricted Payment, in an annual amount not to exceed $500,000 to pay or reimburse its administrative expenses;

•	payments to Rite Aid or any of its Affiliates in the ordinary course of business;

•	the redemption or cancellation of the Warrants in accordance with their terms;

•	payments to JLL, to the extent considered a Restricted Payment, in an annual amount not to exceed $1,000,000, for payment of management consulting or financial advisory services provided to us or any of our Subsidiaries; and

•	other Restricted Payments not to exceed $5.0 million at any one time outstanding.

      The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued to or by us or such Restricted Subsidiary, as the case may be, in accordance with the Restricted Payment. If the fair market of any assets or securities that are required to be valued by this covenant is in excess of $5.0 million, such value shall be determined by our board of directors.

      For purposes of determining compliance with this “Restricted Payments” covenant, in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, we, at our sole discretion, may order and classify, and from time to time may reorder and reclassify, a Restricted Payment if it would have been permitted at the time the Restricted Payment was made and at the time of the reclassification.

      For purposes of determining compliance with this “Restricted Payments” covenant, in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, we, in our sole discretion, may order and classify, and from time to time may reorder and reclassify, a Restricted Payment if it would have been permitted at the time the Restricted Payment was made and at the time of the reclassification.

      Incurrence of Indebtedness and Issuance of Preferred Stock

      We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and we will not issue any Disqualified Stock and will not permit any of our Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that we may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Guarantor may incur Indebtedness or issue Preferred Stock, if the Fixed Charge Coverage Ratio for its most recently ended four full fiscal quarters for which financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the Net Proceeds therefrom), as if the additional Indebtedness had been incurred or the Preferred Stock or Disqualified Stock had been issued, as the case may be, and the proceeds therefrom had been applied, at the beginning of such four-quarter period.

      The first paragraph of this covenant will not prohibit any of the following (collectively, “Permitted Debt”):

(1)	the incurrence by us and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (with letters of credit being deemed to have a principal amount equal to the face amount thereof) not to exceed $875.0 million;

(2)	the Existing Indebtedness;

(3)	the incurrence by us and the Guarantors of Indebtedness under the indenture;

(4)	the incurrence by us or any of our Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations or the issuance of Preferred Stock or Disqualified Stock, in each case, incurred or issued for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant, equipment, inventory or other tangible assets used in our business and our Restricted Subsidiaries and related financing costs, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refinance any Indebtedness incurred pursuant to this clause, not to exceed the greater of $65.0 million and 6% of Tangible Assets;

(5)	the incurrence by us or any of our Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the Net Proceeds of which are used to refinance,

Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (14), (15), (17) or (19) of this “Permitted Debt” definition;

(6)	the incurrence by us or any of our Restricted Subsidiaries of intercompany Indebtedness between or among us and any of our Restricted Subsidiaries; provided, however, that:

•	if we or any Guarantor is the obligor on such Indebtedness, unless such Indebtedness is owing to us or another Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of us, or the Subsidiary Guarantee, in the case of a Guarantor; and

•	(a) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than us or a Restricted Subsidiary thereof and (b) any sale or other transfer of any such Indebtedness to a Person that is not either us or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by us or such Restricted Subsidiary, as the case may be, that was not permitted by this clause;

(7)	the issuance by any Restricted Subsidiary of Preferred Stock to us and any of our Restricted Subsidiaries; provided, however, that:

•	any subsequent issuance or transfer of Equity Interests that results in any such Preferred Stock being held by a Person other than us or a Restricted Subsidiary thereof; and

•	any sale or other transfer of any such Preferred Stock to a Person that is not either AdvancePCS or a Restricted Subsidiary thereof,

shall be deemed, in each case, to constitute an issuance of such Preferred Stock by such Restricted Subsidiary that was not permitted by this clause;

(8)	the issuance of Refinancing Disqualified Stock and Refinancing Subsidiary Preferred Stock;

(9)	the incurrence by us or any of our Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging:

•	interest rate risk with respect to any floating or fixed rate obligation that is permitted by the terms of the indenture to be outstanding; or

•	fluctuations in foreign currency exchange rates or commodity prices, with respect to currencies or commodities used by us or our Restricted Subsidiaries in the ordinary course of business;

(10)	the guarantee by us or any of the Guarantors of Indebtedness of us or any of our Restricted Subsidiaries that was permitted to be incurred by another provision of this covenant;

(11)	the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or Preferred Stock of Restricted Subsidiaries in the form of additional shares of the same class of Disqualified Stock or Preferred Stock of Restricted Subsidiaries shall not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or Preferred Stock of Restricted Subsidiaries for purposes of this covenant; provided, that the amount of Disqualified Stock is included in our Fixed Charges as accrued;

(12)	Indebtedness of us or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within five business days of incurrence;

(13)	Indebtedness of us or any Restricted Subsidiary represented by letters of credit for our account or the account of such Restricted Subsidiary, as the case may be, including in order to provide security for workers’ compensation claims or payment obligations in connection with self-insurance and other Indebtedness with respect to workers’ compensation claims, self-insurance and similar obligations of ours or any Restricted Subsidiary;

(14)	the incurrence by us or any Restricted Subsidiary of additional Indebtedness, or the issuance of Disqualified Stock or, in the case of a Restricted Subsidiary, Preferred Stock, in an aggregate principal amount (or accreted value, redemption price or liquidation preference, as applicable) (which amount may, but need not be, incurred in whole or in part under the Credit Facilities) at any time outstanding, including all Permitted Refinancing Indebtedness and Refinancing Disqualified Stock incurred to refinance any Indebtedness or Disqualified Stock or Preferred Stock incurred pursuant to this clause, not to exceed $65.0 million, provided, that no more than $30.0 million of which may be incurred or issued by Restricted Subsidiaries that are not Guarantors;

(15)	Indebtedness arising from any agreement entered into by us or any of our Restricted Subsidiaries providing for indemnification, purchase price adjustment, holdback, contingency payment obligations based on the performance of the acquired or disposed assets or similar obligations (other than guarantees of Indebtedness) incurred by any Person in connection with the acquisition or disposition of assets permitted by the indenture;

(16)	trade letters of credit, performance and surety bonds, completion guarantees or similar arrangements of ours or any of our Restricted Subsidiaries in the ordinary course of business;

(17)	Acquired Debt acquired or assumed by us or any of our Restricted Subsidiaries, or resulting from the merger or consolidation of one or more Persons into or with AdvancePCS or one or more of its Restricted Subsidiaries; provided, that:

•	such Acquired Debt is not incurred in contemplation of the respective acquisition, merger or consolidation; and

•	after giving effect to any acquisition related to the Acquired Debt acquired or assumed pursuant to this clause, either (a) we would be permitted to incur at least

$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant, or (b) the Fixed Charge Coverage Ratio is greater than it was immediately prior to giving effect to such acquisition;

(18)	the incurrence by a Receivables Subsidiary of Indebtedness in a Qualified Receivables Transaction; and

(19)	Indebtedness not to exceed $50.0 million for the last event listed on the schedule entitled “Disclosed Litigation,” as in effect on the Issue Date, of the Credit Agreement (net of amounts covered by insurance or indemnity agreements provided by a reputable and credit worthy insurance company or other Person).

      For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness or stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (19) above, or is entitled to be incurred or issued pursuant to the first paragraph of this covenant, we are permitted to classify that item of Indebtedness or stock on the date of its incurrence, or from time to time reclassify all or a portion of such item of Indebtedness or stock, in any manner that complies with this covenant.

      No Senior Subordinated Debt

      We will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any of our Senior Debt and senior in right of payment to the notes. No Guarantor shall incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of such Guarantor and senior in right of payment to such Guarantor’s Subsidiary Guarantee.

      Liens

      We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer or permit to exist any Lien (other than Permitted Liens) on any of such Person’s property or assets (including Capital Stock of any other Person), whether owned on the Issue Date or thereafter acquired, securing any of our Indebtedness or any Indebtedness of a Guarantor that by its terms is expressly subordinated in right of payment to or ranks pari passu in right of payment with the notes or such Subsidiary’s Guarantee (the “Initial Lien”), unless contemporaneously therewith effective provision is made to secure the Indebtedness due under the indenture and the notes or, in respect of Liens on any Restricted Subsidiary’s property or assets, any guarantee of the notes by such Restricted Subsidiary, equally and ratably with such obligation for so long as such obligation is so secured by such Initial Lien. Any such Lien thereby created in favor of the notes or any such guarantee will be automatically and unconditionally released and discharged upon (a) the release and discharge of the Initial Lien to which it relates, or (b) any sale, exchange or transfer to any Person not an Affiliate of ours of the property or assets secured by such Initial Lien, or of all of the Capital Stock held by us or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Lien.

      Dividend and Other Payment Restrictions Affecting Subsidiaries

      We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

•	pay dividends or make any other distributions on its Capital Stock to it or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to us or any of our Restricted Subsidiaries;

•	make loans or advances to us or any of our Restricted Subsidiaries; or

•	transfer any of its properties or assets to us or any of our Restricted Subsidiaries.

      However, the preceding restrictions shall not apply to encumbrances or restrictions existing under or by reason of:

•	Existing Indebtedness, Equity Interests or other agreements or instruments as in effect on the Issue Date and any one or more amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, extensions or refinancings thereof, from time to time, in whole or in part, provided that any such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement, extension or refinancing is not materially more restrictive, taken as a whole, with respect to such encumbrances and restrictions than those contained in such Existing Indebtedness, Equity Interest or other agreement or instrument as in effect on the Issue Date;

•	the indenture, the notes and the Subsidiary Guarantees;

•	applicable law;

•	any contract or Equity Interest of a Person acquired (whether by merger or otherwise) by us or any of our Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such contract was entered into in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any such Person, or the properties or assets of any Person, other than such Person and its Subsidiaries, or the property or assets of such Person and its Subsidiaries, so acquired, provided that, in the case of any such contract evidencing Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

•	customary non-assignment provisions in leases, licenses and other agreements entered into in the ordinary course of business and consistent with past practices;

•	customary restrictions in agreements, governing Liens securing our obligations or a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such Liens;

•	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

•	Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced (regardless of whether any Indebtedness remains outstanding and un-refinanced under such agreements);

•	Liens securing Indebtedness that limit the right of the debtor to dispose of the assets subject to such Lien;

•	customary supermajority voting provisions and customary provisions with respect to the disposition or distribution of assets or property, each contained in corporate charters, bylaws, stockholders’ agreements, limited liability company agreements, partnership agreements, joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

•	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

•	contracts entered into in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of our property or assets or the property or assets of any Restricted Subsidiary in any manner material to us or any Restricted Subsidiary;

•	customary provisions restricting dispositions of real property interests set forth in any of our reciprocal easement agreements or the reciprocal easement agreements of any Restricted Subsidiary;

•	Equity Interests, Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction, provided that such restrictions apply only to such Receivables Subsidiary;

•	restrictions on the transfer of property or assets required by any regulatory authority having jurisdiction over us or any Restricted Subsidiary or any of their businesses;

•	restrictions on the transfer of assets contained in any contract assumed by us or any of our Restricted Subsidiaries as in effect at the time of the acquisition of such assets (except to the extent such contract was entered into in connection with or in contemplation of such acquisition), which restrictions are not applicable to any assets other than the assets so acquired;

•	agreements or instruments governing Indebtedness, Disqualified Stock or Preferred Stock incurred or issued in compliance with the covenant described above under the caption “Incurrence of Indebtedness and Issuance of Preferred Stock” if such encumbrances or restrictions are not materially more restrictive, taken as a whole, than those contained in the indenture; and

•	any agreement, instrument or Equity Interest that amends, modifies, restates, renews, increases, supplements, refunds, replaces, extends or refinances any of the items described in the preceding clauses of this provision, provided that the encumbrances or restrictions set forth therein are not materially more restrictive, taken as a whole, than those contained in the predecessor agreement, instrument or Equity Interest.

      Transactions with Affiliates

      We may not and may not permit any of our Restricted Subsidiaries to make any payment to sell, lease, transfer or otherwise dispose of any of our properties or assets to, purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction”), unless:

•	the Affiliate Transaction is on terms no less favorable to us or the relevant Restricted Subsidiary than those terms that would have been obtained in a comparable transaction by us or such Restricted Subsidiary with an unrelated entity; and

•	We deliver to the trustee:

•	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the board of directors set forth in an officers’ certificate certifying that the Affiliate Transaction complies with this covenant, and that the Affiliate Transaction has been approved by a majority of the disinterested directors; and

•	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to us of the Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

      The following items shall not be deemed to be Affiliate Transactions and will not be subject to the provisions of the prior paragraph:

•	reasonable fees and compensation paid to, and indemnity and similar arrangements provided on behalf of, officers, directors or employees of us or any of our Restricted Subsidiaries as determined in good faith by our board of directors or senior management;

•	transactions between or among us or our Restricted Subsidiaries or both;

•	the payment of management fees to any Affiliate of ours not to exceed in the aggregate to all Affiliates, in any twelve-month period, the greater of (a) $1.0 million and (b) an amount equal to 1% of Consolidated Cash Flow and the reimbursement of expenses incurred by Affiliates from time to time in the course of providing management, investment banking, commercial banking, or financial advisory services to, or monitoring their investments in, us;

•	a Restricted Payment or Permitted Investment that is permitted by the provisions of the covenant described above under the caption “Restricted Payments” and any transaction that is specifically excluded from the definition of “Restricted Payment”;

•	loans and advances to the officers, directors, and employees of ours or our Restricted Subsidiaries for bona fide business purposes in the ordinary course of business;

•	transactions between us and any of our Affiliates involving investment banking, commercial banking, financial advisory and related activities;

•	issuances of securities or payments or distributions in connection with employment incentive plans, employee stock plans, employee stock option plans and similar plans and arrangements approved by our board of directors;

•	sales and issuances of our Equity Interests (other than Disqualified Stock);

•	transactions between us or any Restricted Subsidiary (including PCS, or any successor thereto) and Rite Aid or its affiliates with respect to services provided by Rite Aid to us or any Restricted Subsidiary or by us or any Restricted Subsidiary to Rite Aid, in each case, in the ordinary course of business;

•	transactions between us or any Restricted Subsidiary and JLL or any Affiliate of JLL entered into in the ordinary course of business and in compliance with this covenant;

•	any agreements or arrangements in effect on, or entered into on or prior to, the Issue Date, or any amendment, modification, or supplement thereto or any replacement thereof, so long as that amendment, modification, supplement or replacement agreement is not materially more disadvantageous to the holders of the notes than the original agreements as in effect on the Issue Date, and any transactions contemplated by any of the foregoing agreements or arrangements;

•	the existence of, or the performance by us or any of our Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement, partnership agreement or limited liability company members agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter, in each case subject to compliance with the other provisions of the indenture; provided, however, that the existence, or the performance by us or any of our Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause to the extent that the terms (taken as a whole) of any such amendment or new agreement are not otherwise materially more disadvantageous to the holders of the notes than those agreements that were in effect on the Issue Date;

•	the Transactions including all payments in respect of fees, costs and expenses incurred in connection with the Transactions; and

•	transactions in connection with a Qualified Receivables Transaction between a Receivables Subsidiary and any Person in which the Receivables Subsidiary has an Investment.

      Additional Subsidiary Guarantees

      If we or any of our Restricted Subsidiaries acquire or create another Domestic Subsidiary or if any Restricted Subsidiary becomes a Domestic Subsidiary of ours after the Issue Date, or if any Restricted Subsidiary becomes a guarantor under the Credit Agreement, then that newly acquired or created Domestic Subsidiary or that Restricted Subsidiary must become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel to the trustee; provided that no Subsidiary is required to become or remain a Guarantor, for so long as the Credit Agreement is in effect, if it is not an obligor thereunder or if it is not required to guarantee the Credit Agreement. At such time as the Credit Agreement is no longer in effect, the notes will be guaranteed on a senior subordinated basis by any of our Restricted Subsidiaries that become an obligor under any Indebtedness or Preferred Stock; provided that Subsidiaries that are (a) obligors with respect to less than $5 million of Indebtedness and Preferred Stock, individually, and $30 million in the aggregate, and (b) Receivables Subsidiaries, will not be required to guarantee the notes.

      Any Subsidiary that is not required to be or remain a Guarantor under this covenant shall be entitled to be released from its obligations under the indenture. Upon delivery by us to the trustee of an officers’ certificate setting forth the basis for such release and that such release is in compliance with the requirements of this covenant, the trustee will execute any documents reasonably required in order to evidence the release of such Guarantor from its obligations under the indenture, including without limitation, its Subsidiary Guarantee.

      A guarantor may also be released in the event of a sale or other disposition (other than to us or any Subsidiary) of all or substantially all of its assets, or of all of its Capital Stock that is owned by us and our Restricted Subsidiaries, if the Net Proceeds of the sale are applied in accordance with the applicable provisions described above under the caption “Asset Sales”.

      Designation of Restricted and Unrestricted Subsidiaries

      Our board of directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if at the time of and after giving effect to such designation, no Default or Event of Default shall have occurred or be continuing. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments of ours and our Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will either:

•	reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “Restricted Payments”;

•	reduce the amount available for future Investments under one or more clauses of the definition of Permitted Investments, as we determine; or

•	a combination of the foregoing.

That designation will only be permitted if the Investment would be permitted at that time under the first paragraph of the covenant described above under the caption “Restricted Payments” and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

      Subject to the last paragraph of the definition of “Unrestricted Subsidiaries,” the board of directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if at the time of and after giving effect to such redesignation, no Default or Event of Default shall have occurred or be continuing.

Business Activities

      We will not, and will not permit any of our Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to us and our Restricted Subsidiaries taken as a whole. Any Receivables Subsidiary and any Subsidiary of a Receivables Subsidiary may engage in a business related or ancillary to a Qualified Receivables Transaction.

Reports

      Whether or not required by the Securities and Exchange Commission, or SEC, so long as any notes are outstanding, we will furnish to the trustee (for provision to the holders of notes) within the time periods specified in the SEC’s rules and regulations:

•	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by our certified independent accountants; and

•	all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

      In addition, whether or not required by the SEC, we will file a copy of all the information and reports referred to in the preceding paragraph with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we and the Guarantors (for so long as any notes remain outstanding) will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

      The following are Events of Default under the indenture with respect to any series of notes that we may issue:

•	default for 30 days in the payment when due of interest on, or liquidated damages with respect to, the notes, whether or not prohibited by the subordination provisions of the indenture;

•	default in payment when due of the principal of or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the indenture;

•	failure by us or any of our Subsidiaries to comply with the provisions set forth in the Indenture described under the captions “Asset Sales” or “Merger, Consolidation, or Sale of Assets” set forth in the indenture;

•	failure by us or any of our Subsidiaries for 60 days after notice by the trustee or the holders of at least 25% in principal amount of the notes then outstanding to comply with any of the other covenants in the indenture;

•	default under any mortgage, indenture or instrument under which there is issued and outstanding any Indebtedness for money borrowed by us or any of our Restricted Subsidiaries (or Indebtedness of an Unrestricted Subsidiary that is guaranteed by us or any of our Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

•	is caused by a Payment Default; or

•	results in the acceleration of such Indebtedness prior to its Stated Maturity,

but only if the principal amount of any such Indebtedness, together with the principal amount of any other Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

•	failure by us or any of our Subsidiaries to pay final judgments aggregating in excess of $10.0 million, or any judgments aggregating in excess of $20.0 million for the last event listed on the litigation schedule to the Credit Agreement, as in effect on the Issue Date (net of any amounts covered by insurance or indemnity arrangements provided by a reputable and creditworthy insurance company or other Person), which judgments are not paid, discharged or stayed for a period of 60 consecutive days after the judgments become final and non-appealable;

•	certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our Significant Subsidiaries which is a Restricted Subsidiary (“Material Subsidiary”) or any Restricted Subsidiaries that, if taken together, would constitute a Material Subsidiary; and

•	any Subsidiary Guarantee by a Guarantor that is a Material Subsidiary or Restricted Subsidiaries that if taken together would constitute a Material Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid, or after the expiration of any applicable notice period under the indenture, shall cease for any reason to be in full force and effect, or any Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any Guarantor that is a Significant Subsidiary, shall deny or disaffirm its obligations under its Subsidiary Guarantee.

      In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to us, any Material Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Material Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it redetermines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any.

      The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of or premium on, or liquidated damages on the notes.

      We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying that Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of ours or any Guarantor, as such, shall have any liability for any obligations of ours or the Guarantors under the notes, the indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Discharge

      We may, at our option and at any time, elect to have all of our Obligations discharged with respect to the outstanding notes and all Obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

•	the rights of holders of outstanding notes to receive solely from the trust fund described below, and as more fully set forth in the covenant described below under the caption “Conditions to Legal or Covenant Defeasance,” payments in respect of the principal of and premium, interest and liquidated damages, if any, on such notes when such payments are due;

•	our obligations concerning issuing temporary notes, registration of notes, mutilated, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee and our obligations in connection therewith; and

•	the Legal Defeasance provisions of the indenture.

Conditions to Legal or Covenant Defeasance

      In addition, we may, at our option and at any time, elect to have our obligations and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

•	we must irrevocably deposit or cause to be deposited, with the trustee, in trust, for the benefit of the holders, cash in U.S. dollars, non-callable government securities, or a combination thereof, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, interest and premium and liquidated damages, if any, on the outstanding notes on the Stated Maturity thereof or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;

•	in the case of Legal Defeasance, we must deliver to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based on that change the opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of the Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

•	in the case of Covenant Defeasance, we must deliver to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

•	no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit (other than Defaults or Events of Default resulting from the borrowing of funds to be applied to such deposit); or (b) insofar as Events of Default from bankruptcy

•	or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

•	any Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

•	we must deliver to the trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy of us or any Guarantor between the date of deposit and the 91st day following the deposit and assuming that no holder is an “insider” of ours under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights and remedies generally;

•	we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the holders over other creditors of ours, or with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

•	we must deliver to the trustee an officers’ certificate and an opinion of counsel, stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Liquidated Damages

      If applicable, the indenture provides for the holders to be paid certain liquidated damages specified under the terms of the registration rights agreement among us, the guarantors defined in the registration rights agreement and Rite Aid. The liquidated damages are triggered in the registration rights agreement if:

•	this registration statement has not been declared effective within 165 days after the date the notes were issued;

•	this registration statement ceases to be effective for the sale of securities for any period not deferred under the registration rights agreement; or

•	the aggregate duration of any deferral periods under the registration rights agreement exceeds the days permitted in respect to such periods.

The liquidated damages are equal to one-half of one percent (0.50%) per annum of additional interest on the principal amounts of the notes for the first 90 day period immediately following any event listed above. The liquidated damages increase by one-quarter of one percent (0.25%) per annum for each subsequent 90 day period, up to a maximum aggregate amount of additional interest of two percent (2.00%) per annum. The accrual of liquidated damages ceases following the cure of all events requiring the payment of such damages.

Corporate Existence

      Subject to Article 5 of the indenture, we will do or cause to be done all things necessary to preserve and keep in full force and effect (a) our corporate existence, and the corporate, partnership or other existence of each of our Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of ours or any such Subsidiary and (b) our rights (charter and statutory), licenses and franchises and that of our Subsidiaries; provided, however, that we will not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of our Subsidiaries, if the board of directors shall determine that the preservation thereof is no longer desirable in the conduct of our business and the business of our Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the holders of the notes.

Modification of Indenture; Waiver

      We generally may amend the indenture with the written consent of the holders of at least a majority of the principal amount of notes outstanding. Together with the trustee, we may change the indenture without the consent of any holders with respect to certain matters, including:

•	to fix any ambiguity, defect, error or inconsistency in the indenture;

•	to provide for uncertificated notes in addition to or in place of certificated notes;

•	to provide for the assumption by certain authorized successors of ours or the Guarantor’s obligations to the holders; or

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

Concerning the trustee

      U.S. Trust Company of Texas, N.A. is the trustee under the indenture. The indenture and the provisions of the Trust Indenture Act of 1939 incorporated by reference into the indenture will contain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims or to realize on certain property received by it in respect of any such claims, as security or otherwise. The indenture will permit the trustee to engage in other transactions. If the trustee acquires any conflicting interest as defined in the Trust Indenture Act of 1939, the trustee must eliminate the conflict or resign.

Governing Law

      The indenture, notes and Subsidiary Guarantees are governed by the laws of the State of New York.

Certain Definitions

      "Acquired Debt” means, with respect to any specified Person:

      (i) Indebtedness of any other Person existing at the time such other Person is merged or consolidated with or into or became a Subsidiary of such specified Person, whether or not such

Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

      (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      "Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and "under common control with” shall have correlative meanings. No Person (other than us or any Subsidiary of ours) in whom a Receivables Subsidiary makes an Investment in connection with a Qualified Receivables Transaction will be deemed to be an Affiliate of ours or any of its Subsidiaries solely by reason of such Investment.

      "Asset Sale” means:

      (i) the sale, lease, conveyance or other disposition (together with any issuance or sale pursuant to clause (ii) below, a “disposition”) of any assets or rights; provided that the disposition of all or substantially all of our assets and our Restricted Subsidiaries taken as a whole shall be governed by the provisions of the indenture described above under the caption “Offer to Repurchase Upon Change of Control” and/or the provisions described above under the caption “Merger, Consolidation or Sale of Assets” and not by the provision of the Asset Sale covenant; and

      (ii) the issuance of Equity Interests by any of our Restricted Subsidiaries or the sale of Equity Interests in any of our Subsidiaries.

      Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(a) any single transaction or series of related transactions that involves assets, rights or Equity Interests having a fair market value of less than the greater of (x) $1.5 million and (y) 1% of Consolidated Cash Flow;

(b) a disposition of assets, rights or Equity Interests between or among us and any Restricted Subsidiary;

(c) an issuance of Equity Interests by a Restricted Subsidiary to us or to another Restricted Subsidiary;

(d) the disposition of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(e) the disposition of cash or Cash Equivalents;

(f) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “Restricted Payments” or any transaction that is specifically excluded from the definition of “Restricted Payment” set forth in the first three bullet points listed in the first paragraph of the covenant described above under the caption “Restricted Payments”;

(g) the disposition of (a) the Capital Stock of or any Investment in any Unrestricted Subsidiary or (b) Permitted Investments made pursuant to clause (xiii) of the definition of Permitted Investment;

(h) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(i) the licensing of intellectual property in the ordinary course of business;

(j) granting of Liens not otherwise prohibited by the indenture and exercises of rights thereunder and transfers in lieu of foreclosures in connection therewith;

(k) leases or subleases to third Persons in the ordinary course of business that do not interfere in any material respect with our business or any of our Restricted Subsidiaries;

(l) dispositions of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction to a Receivables Subsidiary for the fair market value of those accounts receivable and related assets, less amounts required to be established as reserves and customary discounts pursuant to contractual agreements with entities that are not our Affiliates entered into as part of a Qualified Receivables Transaction;

(m) dispositions of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction;

(n) the substantially contemporaneous sale and leaseback of an asset acquired after the Issue Date; provided that the sale and leaseback occurs within 180 days after the date of the acquisition of the asset by us and our Restricted Subsidiaries;

(o) the disposition of our headquarters and related real estate acquired as part of the our acquisition of PCS;

(p) the disposition of the Richardson, Texas mail service facility;

(q) leases and subleases (and licenses and sublicenses) of assets in the ordinary course of business that are not treated as capitalized leases on our books and records and those of our Restricted Subsidiaries;

(r) any disposition of defaulted receivables that arose in the ordinary course of business for collection; and

(s) the disposition of assets received in settlement of Obligations (including, without limitation, under any bankruptcy or similar proceeding) owing to us or any Restricted Subsidiary, which Obligations were incurred in the ordinary course of business.

      "Capital Lease Obligation” means, at the time any determination of Capital Lease Obligations is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

      "Capital Stock” means:

      (i) in the case of a corporation, corporate stock;

      (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents of corporate stock;

      (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

      (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      "Cash Equivalents” means:

      (i) United States dollars;

      (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support of the securities) having maturities of not more than one year from the date of acquisition;

      (iii) certificates of deposit, demand and time deposits (or with respect to foreign banks, similar instruments), eurodollar time deposits, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank or any U.S. branch of a foreign bank having capital and surplus in excess of $500.0 million or any commercial bank organized under the laws of any other country having total assets in excess of $500.0 million with a maturity date not more than two years from the date of acquisition;

      (iv) repurchase obligations with a term of not more than one year for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above;

      (v) commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Rating Services (“S&P”) and in each case maturing within one year after the date of acquisition;

      (vi) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof having one of the two highest ratings obtainable from Moody’s and S&P and maturing within one year from the date of acquisition thereof; and

      (vii) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (i) through (vi) of this definition.

      "Change of Control” means the occurrence of any of the following:

      (i) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of ours and our Restricted Subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Section 13(d)(3) and 14(d) of the Securities Exchange Act of 1934) other than to a Principal or a Related Party of a Principal;

      (ii) the adoption of a plan relating to our liquidation or dissolution;

      (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as defined above), other than the Principals and their Related Parties, becomes the beneficial owner, directly or indirectly, of more than 40% of our Capital Stock or Voting Stock, measured by voting power rather than number of shares; or

      (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Non-Class B Directors (together with any new Non-Class B Directors whose election by the board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of the Non-Class B Directors then still in office who were either Non-Class B Directors at the beginning of such period or whose election or nomination for election was previously approved) cease to constitute a majority of the Non-Class B Directors then in office.

      "Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

      (i) an amount equal to any extraordinary gain or loss and any net gain or loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent that such gains or losses were utilized in computing such Consolidated Net Income; plus

      (ii) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that provision for taxes was deducted in computing such Consolidated Net Income; plus

      (iii) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment Obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance or Receivables financings and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing Consolidated Net Income; plus

      (iv) fees, costs, charges and expenses incurred in connection with the our acquisition of PCS; plus

      (v) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses and items (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses and items were deducted in computing such Consolidated Net Income; minus

      (vi) non-cash items increasing the Consolidated Net Income for the period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with GAAP.

      Notwithstanding the foregoing, the provision for taxes based on the income or profits of, the interest expense of, and the depreciation and amortization and other non-cash items of, a Restricted Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent and in the same proportion that Net Income of that Restricted Subsidiary was included in calculating the Consolidated Net Income of that Person.

      "Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for the period, on a consolidated basis, determined in accordance with GAAP (before dividends on Preferred Stock); provided that:

      (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions that were paid in cash to the specified Person or a Restricted Subsidiary thereof;

      (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;

      (iii) solely for purposes of determining the aggregate amount available for Restricted Payments under the covenant described above under the caption “Restricted Payments,” the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

      (iv) the cumulative effect of a change in accounting principles shall be excluded;

      (v) the fees, costs and expenses of the our acquisition of PCS and the other Transactions shall be excluded;

      (vi) income or losses attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) shall be excluded;

      (vii) all extraordinary gains and losses, non-recurring cumulative effects of accounting changes and, without duplication, non-recurring or unusual gains and losses and all restructuring charges shall be excluded;

      (viii) any non-cash charges attributable to applying the purchase method of accounting in accordance with GAAP shall be excluded;

      (ix) non-cash charges relating to employee benefit or other management compensation plans of ours or a Restricted Subsidiary (excluding any non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period) to the extent that such non-cash charges are deducted in computing such Consolidated Net Income shall be excluded; provided, further that if we or any Restricted Subsidiary of ours make a cash payment in respect of such non-cash charge in any period, such cash payment shall (without duplication) be deducted from our Consolidated Net Income for that period;

      (x) all deferred financing costs written off and premiums paid in connection with any early extinguishment of Indebtedness shall be excluded;

      (xi) any unrealized gains or losses in respect of Hedging Obligations shall be excluded;

      (xii) any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person shall be excluded; and

      (xiii) any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards shall be excluded.

      "Credit Agreement” means the $825 million Credit Agreement, dated as of October 2, 2000, among us, as borrower thereunder, the Guarantors from time to time parties thereto, and Bank of America, N.A., as administrative agent on behalf of itself and the other agents and lenders named therein, and any one or more deferrals, renewals, extensions, replacements, refinancings or refundings thereof from time to time, in whole or in part, or amendments, modifications or supplements thereto or replacements thereof from time to time, in whole or in part (including, without limitation, any amendments increasing the amount that may be borrowed thereunder), and any agreements providing therefor whether by or with the same or any other agents, lenders, creditors, or group of creditors (or any combination thereof) and including related notes, guarantee agreements, security agreements and other instruments and agreements executed in connection therewith.

      "Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced, or refinanced in whole or in part from time to time.

      "Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      "Designated Preferred Stock” means our Preferred Stock (not constituting Disqualified Stock) (excluding any Preferred Stock issued prior to the Issue Date and any Preferred Stock issued in exchange or substitution therefor) that is designated as Designated Preferred Stock on or after the date of issuance thereof pursuant to an officers’ certificate delivered to the trustee on the designation thereof, the cash proceeds of which are excluded from the calculation for authorized Restricted Payments set forth in the second section of the covenant described above under the caption “Restricted Payments.”

      "Designated Senior Debt” means:

      (i) any Indebtedness under or in respect of the Credit Agreement; and

      (ii) any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by us in the instrument or agreement relating to the same as “Designated Senior Debt.”

      "Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature (other than for Capital Stock which is not Disqualified Stock). Notwithstanding the preceding sentence, (a) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require us to repurchase such Capital Stock upon the occurrence of a change of control or an Asset Sale shall not constitute Disqualified Stock if the terms of that Capital Stock provide that we may not repurchase or redeem any Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “Restricted Payments,” and (b) any Capital Stock that would constitute Disqualified Stock solely because such Capital Stock is issued pursuant to any plan for the benefit of employees of us or our Subsidiaries or by any such plan to such employees and may be required to be repurchased by us in order to satisfy applicable statutory or regulatory Obligations shall not constitute Disqualified Stock. The amount of Disqualified Stock shall be its mandatory maximum redemption price or liquidation preference, as applicable, plus accrued dividends.

      "Domestic Subsidiary” means any Restricted Subsidiary that was formed under the laws of the United States or any state thereof or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of ours or any Guarantor.

      "Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      "Equity Offering” means a sale by us of shares of our Capital Stock (however designated and whether voting or non-voting) (other than Disqualified Stock) and any and all rights, warrants or options to acquire such Capital Stock.

      "Existing Indebtedness” means Indebtedness of ours and our Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date.

      "Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

      (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment Obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings and net of interest income and of the effect of all payments made or received pursuant to Hedging Obligations and excluding amortization of deferred financing costs; plus

      (ii) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

      (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of that Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon, provided, that such interest expense has been paid or accrued in accordance with GAAP; plus

      (iv) all dividends paid (whether or not in cash), on any series of Disqualified Stock or Designated Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in our Equity Interests (other than Disqualified Stock) or to us or a Restricted Subsidiary of ours, in each case, on a consolidated basis and in accordance with GAAP.

      "Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

      (i) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income;

      (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

      (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the Obligations giving rise to such Fixed Charges will not be Obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

      "GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

      "Guarantors” means each Restricted Subsidiary that makes a Subsidiary Guarantee in accordance with the provisions of the indenture and their respective successors and assigns; provided that upon the release of such Subsidiary Guarantee pursuant to the indenture, such Person shall cease to be a Guarantor.

      "Hedging Obligations” means, with respect to any specified Person, the obligations of that Person under:

      (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

      (ii) other agreements or arrangements designed to protect that Person against fluctuations in interest rates, currency exchange rates or commodity prices.

      "Indebtedness” means, without duplication with respect to any specified Person, any indebtedness of that Person, whether or not contingent:

      (i) in respect of borrowed money;

      (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect of letters of credit or banker’s acceptances), provided that, solely with respect to us or any of our Subsidiaries, any obligations, the sole obligees of which are the United States or any state government, or any agency or instrumentality thereof in settlement of, or fines or other obligations imposed under, any governmental proceedings existing on the Issue Date or arising therefrom or related thereto, shall not be deemed Indebtedness for so long as the United States or any state government, or any agency or instrumentality thereof are the sole obligees with respect to such obligations. If any such obligation is sold, disposed or otherwise transferred to any Person that is not the United States or any state government, or any agency or instrumentality thereof, then such obligation shall be deemed in each case, to constitute an incurrence of Indebtedness by us or the Restricted Subsidiary, as the case may be to the extent such obligation would otherwise constitute Indebtedness under the indenture;

      (iii) representing Capital Lease Obligations;

      (iv) representing the balance deferred and unpaid of the purchase price of any property (which purchase price is due more than one year after the date of placing such property in final service or taking final delivery and title thereto), except any balance that constitutes an accrued expense or trade payable; or

      (v) representing the net obligations under any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP.

      In addition, the term “Indebtedness” includes (a) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) (provided, that the amount of Indebtedness of that Person shall be the lesser of (1) the fair market value of such asset at such date of determination, and if the fair market value is in excess of $5.0 million, such value shall be determined by the board of directors and (2) the amount of such Indebtedness of such other Person) and, (b) to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person, but excluding any business guarantee.

      The amount of any Indebtedness outstanding as of any date shall be:

      (i) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; or

      (ii) the principal amount thereof in the case of all other Indebtedness.

      "Investments” means, with respect to any Person, all direct or indirect investments by a Person in other Persons (including Affiliates) in the forms of loans, including guarantees or other obligations, advances or capital contributions (but excluding commission, travel, relocation, payroll, entertainment and similar advances to directors, officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP, but excluding any business guarantee.

      If we or any Subsidiary of ours directly or indirectly sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of ours so that, after giving effect to such sale or disposition, that Person is no longer a Restricted Subsidiary of ours, we shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Person not sold or disposed of in an amount determined as provided in the last paragraph of the covenant described above under the caption “Restricted Payments”. The outstanding amount of any Investment shall be the original cost of the Investment, reduced by all returns on the Investment (including dividends, interest, distributions, returns of principal and profits on sale).

      "Issue Date” means October 2, 2000.

      "JLL” means Joseph Littlejohn & Levy, Inc., investment funds managed, sponsored or advised by Joseph Littlejohn & Levy, Inc., general and limited partners of Joseph Littlejohn & Levy, Inc. and co-investors with Joseph Littlejohn & Levy, Inc. in us.

      "Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease, any option or other agreement to sell or give a security interest in and, except in connection with any Qualified Receivables Transaction, any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

      "Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

      (i) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

      (ii) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

      "Net Proceeds” means the aggregate cash proceeds received by us or any Restricted Subsidiary of ours in respect of any Asset Sale, including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, net of (without duplication) (a) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, (b) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (c) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and any reserve in accordance with GAAP against any liabilities associated with the assets disposed of in such Asset Sale and (d) provision for amounts required to be paid to minority interest holders in any Restricted Subsidiary or in any asset subject to such Asset Sale as a result of such Asset Sale.

      "Non-Class B Director” means any director who is not designated or elected solely by the holders of our Class B-1 common stock, Class B-2 common stock, Series A-2 Preferred Stock or Series B Preferred Stock.

      "Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      "Payment Default” means any failure to pay principal on the final Stated Maturity of such Indebtedness.

      "Permitted Business” means any line of business (a) which is the same or similar, ancillary or related to any of the businesses that, after giving effect to our acquisition of PCS, AdvancePCS and our Restricted Subsidiaries are engaged in on the Issue Date, including, without limitation, the providing of health benefit management services; (b) in the healthcare industry; or (c) constituting a logical extension of any of the foregoing, including without limitation, lines of business utilizing our marketing, distribution, delivery, customer information and information systems infrastructure.

      "Permitted Investments” means:

      (i) any Investment in (including guarantees of the obligations of) us or a Restricted Subsidiary of ours;

      (ii) any Investment in Cash Equivalents;

      (iii) any Investment by us or any Restricted Subsidiary of ours in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of ours or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, us or a Restricted Subsidiary of ours;

      (iv) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “Asset Sales”;

      (v) any acquisition of assets (including Equity Interests) solely in exchange for Equity Interests (other than our Disqualified Stock);

      (vi) Hedging Obligations;

      (vii) loans and advances made to and guarantees provided for the benefit of officers, directors and employees of ours and our Restricted Subsidiaries in the ordinary course of business not to exceed $5.0 million in the aggregate at any one time outstanding;

      (viii) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

      (ix) Investments in securities of trade debtors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade debtors or customers or in good faith settlement of delinquent obligations of such trade debtors or customers and securities or other Investments received in settlement of delinquent obligations or other disputes with respect to debts created in the ordinary course of business, or as a result of foreclosure, perfection or enforcement of any Lien or in satisfaction of judgments (including in connection with any bankruptcy proceedings);

      (x) obligations of one or more officers or other employees of ours or any of our Restricted Subsidiaries in connection with such officer’s or employee’s acquisition of shares of our common stock so long as no cash or other assets are paid by us or any of our Restricted Subsidiaries to such officers or employees in connection with the acquisition of any such Obligations;

      (xi) Investments in any of the notes;

      (xii) Receivables owing to us or any Restricted Subsidiary created in the ordinary course of business;

      (xiii) the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by us or a Subsidiary of ours in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction customary for the transactions;

      (xiv) any Investment in an Insurance Subsidiary;

      (xv) any Investment in existence, or made pursuant to legally binding written commitments in existence, on the Issue Date;

      (xvi) any Investment in a joint venture or similar entity that is not a Restricted Subsidiary and that is engaged in a Permitted Business, in an aggregate amount not to exceed $50.0 million; and

      (xvii) other Investments in any Person having an aggregate fair market value (as measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (xvii) that are at the time outstanding not to exceed an amount equal to $50.0 million, which amount will increase to $62.5 million 12 months after the Issue Date, which amount will increase to $75.0 million 24 months after the Issue Date, which amount will increase to $87.5 million 36 months after the Issue Date, which amount will increase to $100.0 million 48 months after the Issue Date, and which amount will increase to $112.5 million 60 months after the Issue Date.

      "Permitted Junior Securities” means debt or equity securities of ours or any successor corporation issued pursuant to a plan of reorganization or readjustment of AdvancePCS that are subordinated to the payment of all of our then outstanding Senior Debt at least to the same extent that the notes are subordinated to the payment of all of our Senior Debt on the Issue Date, so long as:

      (i) the effect of the use of this defined term under the subordination provisions of the indenture is not to cause the notes to be treated as part of:

(A) the same class of claims as our Senior Debt; or

(B) any class of claims pari passu with, or senior to, our Senior Debt for any payment or distribution in any case or proceeding or similar event relating to the liquidation, insolvency, bankruptcy, dissolution, winding up or reorganization of us; and

      (ii) to the extent that any of our Senior Debt outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full in cash or Cash Equivalents (other than Cash Equivalents of the type referred to in clauses (iii) and (iv) of the definition thereof) on such date, either:

(A) the holders of any Senior Debt not so paid in full in cash or Cash Equivalents (other than Cash Equivalents of the type referred to in clauses (iii) and (iv) of the definition thereof) have consented to the terms of such plan of reorganization or readjustment; or

(B) such holders receive securities which constitute our Senior Debt (which are guaranteed pursuant to guarantees constituting Senior Debt of each Guarantor) and which have been determined by the relevant court to constitute satisfaction in full in money or money’s worth of any of our Senior Debt (and any related Senior Debt of the Guarantors) not paid in full in cash or Cash Equivalents (other than Cash Equivalents of the type referred to in clauses (iii) and (iv) of the Cash Equivalents definition).

      "Permitted Liens” means:

      (i) [Intentionally left blank];

      (ii) Liens in favor of us or any Restricted Subsidiary;

      (iii) Liens on property or Equity Interests of a Person existing at the time such Person is merged with or into or consolidated with, or is acquired by, us or any of our Subsidiaries or such Person is designated to be a Restricted Subsidiary; provided that such Liens were in existence prior to the contemplation of such merger, consolidation, acquisition or designation and do not extend to any assets other than those of the Person merged into, consolidated with or acquired by us or the Subsidiary or so designated;

      (iv) Liens on property existing at the time of acquisition of such property by us or any of our Subsidiaries, provided that such Liens were in existence prior to the contemplation of such acquisition;

      (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

      (vi) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause 4 of the second paragraph of the covenant described above under the caption “Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired, constructed or improved with such Indebtedness;

      (vii) Liens existing on the Issue Date;

      (viii) Liens for taxes, assessments or governmental charges or claims that (a) are not yet delinquent or (b) are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, provided that in the case of clause (b) any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made;

      (ix) Liens incurred in the ordinary course of business of us or any of our Subsidiaries with respect to obligations that do not exceed $5.0 million at any one time outstanding;

      (x) security for the payment of workers’ compensation, unemployment insurance, other social security benefits or other insurance-related obligations (including, but not limited to, in respect of deductibles, self-insured retention amounts and premiums and adjustments to those amounts) entered into in the ordinary course of business;

      (xi) deposits or pledges in connection with bids, tenders, leases and contracts (other than contracts for the payment of money) entered into in the ordinary course of business;

      (xii) zoning restrictions, easements, licenses, reservations, provisions, covenants, conditions, waivers, restrictions on the use of property or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), none of which interferes in any material respect with the ordinary conduct of the business of us or any of our Subsidiaries or materially impairs the use of any parcel of property;

      (xiii) deposits or pledges to secure public or statutory obligations, progress payments, surety and appeal bonds or other obligations of like nature incurred in the ordinary course of business;

      (xiv) survey title exceptions, title defects, encumbrances, easements, reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph or telephone lines and other similar purposes or zoning or other restrictions as to the use of real property not materially interfering with the ordinary conduct of the business of us and our Subsidiaries taken as a whole;

      (xv) Liens arising by operation of law or reasonable and customary Liens arising by contract in favor of landlords, mechanics, carriers, warehousemen, materialmen, laborers, employees, suppliers or the like, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof;

      (xvi) leases, subleases, licenses or sublicenses to third parties entered into in the ordinary course of business;

      (xvii) Liens securing any Permitted Refinancing Indebtedness so long as the Lien securing such Permitted Refinancing Indebtedness is limited to all or part of the same property or assets that secured (or under such written arrangements could secure) the original Indebtedness; or incurred in respect of any Indebtedness secured by, or securing any refinancing, refunding, extension, renewal or replacement (in whole or in part) and related costs of any other obligation secured by, any other Permitted Liens, provided that any new Lien of this type is limited to all or part of the same property or assets that secured (or, under the written arrangements under which the original Lien arose could secure) the obligations to which such Liens of this type relate;

      (xviii) Liens securing Hedging Obligations;

      (xix) Liens arising out of judgments, decrees, orders or awards not constituting an Event of Default;

      (xx) Liens on Equity Interests of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

      (xxi) Liens incurred in connection with a Qualified Receivables Transaction (which in the case of us and our Restricted Subsidiaries (other than Receivables Subsidiaries) shall be limited to Receivables and related assets referred to in the definition of Qualified Receivables Transaction);

      (xxii) Liens securing reimbursement obligations under commercial letters of credit, but only in or upon the goods the purchase of which was financed by such letters of credit;

      (xxiii) Liens arising under the indenture in favor of the trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under the indenture, provided, that such Liens are solely for the benefit of the trustees, agents, or representatives, in their capacities as such and not for the benefit of the holders of such Indebtedness;

      (xxiv) set-off, chargeback and other rights of depositary and collection banks and other regulated financial institutions with respect to money or instruments of ours or our Restricted Subsidiaries on deposit with or in the possession of such institutions; and

      (xxv) Liens arising from the deposit of funds or securities in trust for the purpose of decreasing or defeasing Indebtedness so long as such deposit of funds or securities and such decreasing or defeasing of Indebtedness are permitted under the provisions of the covenant described above under the caption “Restricted Payments.”

      In each case set forth above, notwithstanding any stated limitation on the properties or assets that may be subject to such Lien, a Permitted Lien on a specified property or asset or group or type of properties or assets may include Liens on all improvements, additions and accessions thereto and all products, proceeds, dividends, distributions and increases in respect thereof.

      "Permitted Refinancing Indebtedness” means any Indebtedness of ours or any of our Restricted Subsidiaries issued in exchange for, or the Net Proceeds of which are used to refinance other Indebtedness of ours or any of our Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

      (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so refinanced (plus all accrued interest thereon and the amount of all fees, commissions, discounts, costs, expenses and premiums incurred in connection with such Indebtedness);

      (ii) if such Indebtedness is not Senior Debt, either (a) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a weighted average life to maturity equal to or greater than the weighted average life to maturity of, the Indebtedness being refinanced or (b) all scheduled payments on or in respect of such Permitted Refinancing Indebtedness (other than interest payments) shall be on or after the date that is 91 days after the date on which the notes mature; and if such Indebtedness is Senior Debt and has a final Stated Maturity later than the final Stated Maturity of the notes, such Permitted Refinancing Indebtedness has a final Stated Maturity later than the final Stated Maturity of the notes;

      (iii) if such Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

      (iv) such Indebtedness is incurred either by us or any Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness being refinanced.

      "Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      "Preferred Stock” means any Equity Interests of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions, or liquidation proceeds of such Person over the holders of any other Equity Interests of such Person.

      "Principals” means JLL, Rite Aid and any entity controlled by any of the foregoing and/or by a trust of the type described in the indenture, and/or a trust for the benefit of any of the foregoing.

      "Qualified Receivables Transaction” means any transaction or series of transactions entered into by us or any of our Subsidiaries under which we or any of our Subsidiaries sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by us or any of our Subsidiaries, which transfer may be effected through us or one or more Subsidiaries) and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any accounts receivable, instruments, chattel paper, general intangibles and similar assets (whether now existing or arising in the future, the “Receivables”) of ours or any of our Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Receivables, all contracts, contract rights and all guarantees or other obligations in respect of the Receivables, proceeds of the Receivables and any other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions of this type; provided that a Receivables Subsidiary participating in a Qualified Receivables Transaction shall meet the requirements set forth in the definition of "Receivables Subsidiary.”

      "Receivables Subsidiary” means a Subsidiary of ours which engages in no activities other than in connection with the financing of accounts receivable and that is designated by our board of directors (as provided below) as a Receivables Subsidiary, no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which:

      (i) is guaranteed by us or any Subsidiary of ours (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction);

      (ii) is recourse to or obligates us or any Subsidiary of ours in any way other than pursuant to representations, warranties, covenants and indemnities customarily entered into in connection with a Qualified Receivables Transaction;

      (iii) subjects any property or asset of ours or any Subsidiary of ours (other than accounts receivable and related assets as provided in the definition of “Qualified Receivables Transaction”), directly or indirectly, contingently or otherwise, to the satisfaction of such Indebtedness, other than pursuant to the representations, warranties, covenants and indemnities customarily entered into in connection with a Qualified Receivables Transaction; or

      (iv) with which neither we nor any Subsidiary of ours have any material contract, agreement, arrangement or understanding other than on terms no less favorable to us or such Subsidiary than those that might be obtained at the time from Persons who are not our Affiliates, other than as may be customary in a Qualified Receivables Transaction including for fees payable in the ordinary course of business in connection with servicing accounts receivable; and with which neither we nor any Subsidiary of ours have any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results.

      "Refinancing Disqualified Stock” means any of our Disqualified Stock issued in exchange for, upon conversion of, or the Net Proceeds of which are used to, refinance, our other Disqualified Stock; provided that:

      (i) the amount of such Refinancing Disqualified Stock does not exceed the amount of the Disqualified Stock so, refinanced (plus all accrued dividends thereon and the amount of all fees, commissions, discounts, costs, expenses and premiums incurred in connection therewith); and

      (ii) either (a) such Refinancing Disqualified Stock by its terms, or upon the happening of any event, does not mature and is not mandatorily redeemable pursuant to a sinking fund obligation or otherwise at the option of the holder thereof, in whole or in part, prior to the corresponding maturity or redemption date, of the Disqualified Stock being refinanced or (b) all scheduled payments on or in respect of such Refinancing Disqualified Stock (other than dividend payments) shall be on or after the date that is 91 days after the date on which the notes mature.

      "Refinancing Subsidiary Preferred Stock” means any Preferred Stock of any Restricted Subsidiary of ours issued in exchange for, upon conversion of, or the Net Proceeds of which are used to refinance other Preferred Stock of the Restricted Subsidiary; provided that:

      (i) the amount of such Refinancing Subsidiary Preferred Stock does not exceed the amount of the Preferred Stock so refinanced (plus all accrued dividends thereon and the amount of all fees, commissions, discounts, costs, expenses and premiums incurred in connection therewith); and

      (ii)such Refinancing Subsidiary Preferred Stock is not Disqualified Stock.

      "Related Party” means:

      (i) any controlling stockholder, 80% (or more) owned Subsidiary or immediate family member (in the case of an individual) of any Principal; or

      (ii) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (i).

      "Restricted Investment” means an Investment other than a Permitted Investment.

      "Restricted Subsidiary” of a Person means any Subsidiary of the Person referred to that is not an Unrestricted Subsidiary.

      "Senior Debt” means:

      (i) all Indebtedness outstanding under all Credit Facilities and all Hedging Obligations (including guarantees thereof) with respect to the Credit Facilities of ours and the Guarantors, whether outstanding on the date of Issue Date or thereafter incurred;

      (ii) any other Indebtedness incurred by us and the Guarantors, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or the Subsidiary Guarantees, as the case may be; and

      (iii) all Obligations with respect to the items listed in the preceding clauses (i) and (ii) (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect to the Obligation, whether or not such interest is an allowed claim under applicable law).

      Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

      (i) any liability for federal, state, local or other taxes owed or owing by us or the Guarantors;

      (ii) any Indebtedness of ours or any Guarantor to any of its Subsidiaries;

      (iii) any trade payables;

      (iv) any of our Capital Stock; or

      (v) the portion of any Indebtedness that is incurred in violation of the indenture (but, as to any such obligation, no such violation shall be deemed to exist for the purposes of this clause (v) if the trustee shall have received an officers’ certificate of us at the time of such incurrence to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit Indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate the indenture.

      "Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1933, as such regulation is in effect on the Issue Date.

      "Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment of principal or interest.

      "Subordinated Indebtedness” means any Indebtedness of ours or a Guarantor that is subordinated to the notes or the Subsidiary Guarantee, as applicable.

      "Subsidiary” means, with respect to any specified Person:

      (i) any corporation, association, partnership, or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other Equity Interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

      (ii) without in any way limiting clause (i) of this definition, any partnership (a) the sole general partner or the managing general partner of which is that Person or a Subsidiary of that Person or (b) the only general partners of which is that Person or one or more Subsidiaries of that Person (or any combination thereof).

      "Subsidiary Guarantee” means the senior subordinated guarantee of the notes by a Guarantor.

      "Tangible Assets” means the total amount of assets (less applicable reserves and other properly deductible items), which under GAAP would be included on a consolidated balance sheet of AdvancePCS and our Restricted Subsidiaries after deducting therefrom (a) copyrights, patents, trademarks, trade names, licenses, computer programs, (b) goodwill, (c) capitalized advertising costs, research and development costs, amortization of capital assets, organization costs, leases, franchises, exploration permits or import and export permits, and (d) any other assets deemed intangible on our balance sheet.

      "Transactions” means our acquisition of PCS Holding Corporation, or PCS, any merger effected in connection therewith, the initial equity investment by the Principals, the exchange of common stock issued to the Principals for Series B Preferred Stock and the subsequent conversion thereof, into Class B common stock, the issuance of the notes and the warrants and the performance of the obligations set forth therein, and the execution and performance of the registration rights agreement, and all other transactions relating to our acquisition of PCS or the financing thereof, including, but not limited to any payments required to be made by us as a result of the failure of our board of directors to recommend or support any event or other happening required to be so recommended or supported as set forth in the agreements or other documentation governing the Transactions.

      "Unrestricted Subsidiary” means any Subsidiary of ours that is designated by the board of directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

      (i) has no Indebtedness other than non-recourse debt;

      (ii) is not party to any agreement, contract, arrangement or understanding with us or any Restricted Subsidiary of ours unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to us or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of ours;

      (iii) is a Person with respect to which neither we nor any of our Restricted Subsidiaries have any direct or indirect obligation (a) to subscribe for additional Equity Interests; (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; or (c) on any guarantee of any obligation of such Person; and

      (iv) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of ours or any of our Restricted Subsidiaries;

except in the case of clause (i), (iii) or (iv), to the extent

(A) that we or such Restricted Subsidiary could otherwise provide such guarantee or incur such Indebtedness pursuant to the provisions of the covenant described above under the caption “Incurrence of Indebtedness and Issuance of Preferred Stock,” and

(B) the provision of such guarantee, the incurrence of such Indebtedness, the making of such loan or the acquisition of additional Equity Interests and any other Investment would otherwise would be permitted under the provisions of the covenant described above under the caption “Restricted Payments” and the other provisions contained herein.

      Any designation of a Subsidiary of ours as an Unrestricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to the designation and an officers’ certificate certifying that the designation complied with the preceding conditions and was permitted under the provisions of the covenant described above under the caption “Restricted Payments.”

      If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by our Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the provisions of the covenant described above under the caption “Incurrence of Indebtedness and Issuance of Preferred Stock” (calculated on a pro forma basis as if such Unrestricted Subsidiary had been designated a Restricted Subsidiary as of the first day of the applicable four-quarter reference period), we shall be in default of such covenant.

      Our board of directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by our Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (a) such Indebtedness is permitted under the provisions of the covenant described above under the caption “Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period and (b) no Default or Event of Default would be in existence following such designation.

      "Voting Stock” of any Person as of any date means the Capital Stock of the Person that is at the time entitled to vote in the election of the board of directors of the Person.

      "Warrants” means warrants to purchase shares of our Class A Common Stock issued in connection with the Transactions.

DESCRIPTION OF CLASS A COMMON STOCK PURCHASE WARRANTS

      We issued a Class A common stock purchase warrant to Rite Aid on October 2, 2000. The following summary of the principal terms and provisions of the warrant does not purport to be complete and is subject in all respects to, and qualified in its entirety by reference to, the warrant, a copy of which is available from us upon request.

Exercise of Warrant

      The maximum number of shares issuable upon exercise of the warrant is 780,000 shares of our Class A common stock, subject to anti-dilution adjustments provided for in the warrant. The warrant may be exercised at any time or from time to time after October 2, 2002 and prior to 5:00 p.m. New York City time on October 2, 2010. The exercise price of the warrant is $20.00 per share, which was based on the fair market value of our common stock at the time we entered into the transaction with Rite Aid to purchase PCS. The exercise price may be adjusted subsequent to the occurrence of events such as:

•	our declaration and payment of stock dividends;

•	the consolidation or reclassification of our common stock;

•	our consolidation, merger or sale of certain assets;

•	our issuance of additional shares of common stock; and

•	our distribution of our assets.

      In lieu of payment of the exercise price, the holder of the warrant may exercise the warrant by surrendering the warrant for shares of our common stock in accordance with the cashless exercise formula detailed in the warrant.

Redemption or Repurchase

      The warrant was issued in connection with the issuance to Rite Aid of the notes discussed above. If we repurchase, redeem or repay 100% of the aggregate principal amount of the notes on or before October 2, 2002 pursuant to the terms of the indenture, then the warrant is automatically cancelled and of no further effect. Alternatively, if we exercise our right to repurchase, redeem or repay an aggregate principal amount of notes not to exceed $75 million pursuant to the terms of the indenture, or if we are required by any of the holders to repurchase their notes after a change of control, then the maximum amount of shares issuable upon exercise of the warrant will be reduced by the same percentage as the percentage of notes that are redeemed or repaid on or before October 2, 2000.

Expenses

      We must pay all expenses along with all documentary, stamp and other similar taxes that may be payable with respect to the issuance and delivery of our common stock under the warrant and of any new warrant upon partial exercise of the warrant. However, we are not required to pay any transfer tax or taxes that may be payable in respect of any transfer involved in the issue of the warrant or any shares of common stock in any name other than the registered holder of the warrant surrendered upon exercise of the warrant. We are not required to issue or deliver such warrant unless the parties requesting such issuance have paid to us the amount of such tax or have reasonably proven to us that such tax has been paid.

Transfer of Warrant

      The warrant may be transferred by its holder at any time without our permission subject to the following provisions:

•	prior to October 2, 2002, the warrant may only be transferred or assigned together with the related notes and only for the purpose of effecting, or in conjunction with, an exchange, transfer or assignment of the notes, and any transferee may not sell the warrants and related notes unless they are sold together;

•	prior to October 2, 2002, Rite Aid may transfer the notes without the related warrants in connection with sales of the notes pursuant to Rule 144A of the Securities Act; provided that, in the event of such separation, Rite Aid will hold the related warrants until October 2, 2002; and

•	after October 2, 2002, the warrant may be transferred or assigned without the related notes.

Before Rite Aid transfers any warrants coupled with the notes, we and Rite Aid may amend the indenture and the warrants to provide more clearly for the application and implementation of an optional redemption of the notes prior to October 2, 2002.

SELLING HOLDER

      The following table sets forth the name of the selling holder, the number and class of securities beneficially owned by the selling holder immediately before the date of this prospectus, the number and class of securities covered by this prospectus, the number and class of securities to be beneficially owned by the selling holder upon completion of this offering, and the percentage and class of securities to be owned by the selling holder upon completion of this offering. However, because the selling holder may offer all or a portion of the securities covered by this prospectus at any time and from time to time hereafter, the exact number of each class of securities that the selling holder may retain after completion of the offering cannot be determined at this time. The last two columns of this table assume that all securities covered by this prospectus will be sold by the selling holder and that no additional securities are bought or sold by the selling holder.

	Beneficial		Number of	Percentage of
	Ownership Of	Number of	Securities to be	Securities to be
	Securities Prior to	Securities Covered	Owned After	Owned After
Name	Offering	by this Prospectus	Offering	Offering

Rite Aid Corporation(1)	$200 million senior	$200 million senior	0	0%

30 Hunter Lane	subordinated notes	subordinated notes

Camp Hill, PA 17011	due 2010	due 2010

	780,000 Class A	780,000 Class A	0	0%

	common stock	common stock

	purchase warrants	purchase warrants

	6,250,000 shares of	780,000 shares of	6,250,000 shares of	16.1%

	common stock(2)	Class A common stock	Class A common stock(2)

(1)	On October 2, 2000, we acquired PCS from Rite Aid. Pursuant to this transaction, Rite Aid owns 125,000 shares of Series A-2 Preferred Stock and has certain rights and privileges, including the authority to designate two directors to our board of directors.

(2)	Consists of 6,250,000 shares of Class A common stock issuable upon conversion of 6,250,000 shares of Class B-2 common stock that are issuable upon conversion of the 125,000 shares of Series A-2 Preferred Stock held by Rite Aid. Does not include 780,000 shares of Class A common stock issuable upon exercise of the Class A common stock purchase warrants, which shares are not currently beneficially owned by Rite Aid because the Class A common stock purchase warrants are not currently exercisable or exercisable within 60 days.

      During the past three years, Rite Aid, as parent to PCS, guaranteed real property leases of PCS and provided PCS with various services including pharmaceutical benefit management services, risk management services, payroll processing and banking services. PCS also participated under Rite Aid’s contracts for brand-drug purchasing, generic-drug purchasing and various other goods, services and software licenses. In addition, PCS is a party to, or affected by, various agreements with drugstore.com, in which Rite Aid has an ownership interest.

PLAN OF DISTRIBUTION

      The offered securities may be sold from time to time to purchasers directly by Rite Aid or their donees, pledgees, transferees or other successors in interest. Alternatively, Rite Aid may from time to time offer the offered securities to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders or the purchasers of such securities for whom they may act as agents. Rite Aid, and any underwriters, broker/dealers or agents that participate in the distribution of offered securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

      The offered securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the offered securities may be effected in transactions (which may involve crosses or block transactions):

•	on any national securities exchange or quotation service on which the offered securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market;

•	through the writing and exercise of options;

•	in private transactions by pledge to secure debts or other obligations; or

•	a combination of any of the foregoing or by any other legally available means.

The selling holder may offer and sell the securities other than for cash. In such event, any required details of the transaction will be set forth in a prospectus supplement. We will not receive any proceeds from the sale of the offered securities.

      At the time a particular offering of the offered securities is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount and type of offered securities being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from Rite Aid and any discounts, commissions or concessions allowed or reallowed to paid broker/dealers.

      To comply with the securities laws of certain jurisdictions, if applicable, the offered securities will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the offered securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

      The selling holder will be subject to applicable provisions of the Securities Exchange Act of 1934 and rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the offered securities by the selling holder. The foregoing may affect the marketability of such securities.

      In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A, Regulation S or any other available exemption from registration under the Securities Act of 1933 may be sold under Rule 144, Rule 144A, Regulation S or such other available exemption rather than pursuant to this prospectus. There is no assurance that any selling holder will sell any or all of the notes or shares, and any selling holder may transfer, devise or gift such securities by other means not described in this registration statement.

      We have agreed to maintain the effectiveness of this registration statement until two years after the date Rite Aid is no longer a holder of any of the notes. We will not receive any of the proceeds from the sale of the securities offered pursuant to this prospectus. We will bear all expenses incident to the registration of the offered securities under federal and state securities laws and the sale of the offered securities hereunder other than expenses incident to the delivery of the offered securities to be sold by the selling holder. Any transfer taxes payable on any offered securities and any commissions and discounts payable to underwriters, agents or dealers shall be paid by the selling holder. We have agreed to indemnify the selling holder against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this prospectus, and the registration statement of which this prospectus is a part, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

      Akin, Gump, Strauss, Hauer & Feld, L.L.P. is passing on the validity of the securities to be offered by this prospectus.

EXPERTS

      The audited consolidated financial statements and schedules of Advance Paradigm, Inc. and subsidiaries incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

      The audited combined financial statements and schedules of First Florida International Holdings, Inc., Phoenix Communications International, Inc., Innovative Pharmaceutical Strategies, Inc., HMN Health Services, Inc. and Mature Rx Plus of Nevada, Inc., collectively known as FFI Health Services, incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

      Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of PCS Holding Corporation and subsidiaries included in our Form 8-K/A dated October 26, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Such financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      Government filings. We file proxy statements and annual, quarterly and special reports with the Securities and Exchange Commission. You may read and copy any document that we file at the Securities and Exchange Commission’s public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. The Securities and Exchange Commission’s Washington, D.C. public reference room is located at 450 Fifth Street N.W., Washington, D.C. 20549. You may also call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to you free of charge at the Securities and Exchange Commission’s website at http://www.sec.gov or our website at http://www.advanceparadigm.com.

      Stock market. Our Class A common stock is traded on the Nasdaq National Market under the symbol “ADVP.” Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

      Information incorporated by reference. We filed a registration statement on Form S-3 to register with the Securities and Exchange Commission the securities to be offered hereby. As allowed by the rules of the Securities and Exchange Commission, this prospectus does not contain all of the information you can find in a registration statement or the exhibits to the registration statement. The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede previously filed information, including information contained in this document.

      We are incorporating by reference the documents listed below, all filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date we file with the Securities and Exchange Commission the Registration Statement on Form S-3 of which this prospectus is a part, which such date was December 15, 2000, and before the date such registration statement is declared effective by the Securities and Exchange Commission, and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date and time the Securities and Exchange Commission declares such registration statement effective until this offering has been completed:

•	our Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 14, 2000;

•	our Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 11, 2000;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 as filed with the Securities and Exchange Commission on November 14, 2000;

•	our Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on November 6, 2000;

•	our Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000 and as amended on October 26, 2000 and December 15, 2000;

•	our Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 19, 2000 and as amended on September 18, 2000 and October 26, 2000;

•	our Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 31, 2000;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 as filed with the Securities and Exchange Commission on August 14, 2000;

•	our Annual Report on Form 10-K for the fiscal year ended March 31, 2000 as filed with the Securities and Exchange Commission on June 29, 2000 and as amended on July 28, 2000;

•	our Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 5, 2000; and

•	the description of our Class A common stock, which is contained in our Registration Statement on Form 8-A/A as filed with the Securities and Exchange Commission on December 14, 2000.

      You may request free copies of these filings by writing or telephoning us at the following address:

AdvancePCS Attn.: Legal Department 5215 North O’Connor Boulevard Suite 1600 Irving, Texas 75039 (469) 420-6000

You should rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have authorized no one to provide you different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other expenses of issuance and distribution

      The following table sets forth the expected expenses, payable by AdvancePCS in connection with the issuance and distribution of the securities being registered hereby. All items other than the filing fee are estimates.

Securities and Exchange Commission Filing Fee	$56,920

Legal Fees and Expenses	45,000

Accounting Fees and Expenses	25,000

Printing and Engraving Expenses	3,000

Miscellaneous Expenses	1,080

Total	$131,000

ITEM 15. Indemnification of directors and officers

      AdvancePCS, a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law, or DGCL, subject to the procedures and limitations stated therein, to indemnify certain parties. Section 145 of the DGCL provides in part that a corporation shall have the power to indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such Person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such Persons against expenses (including attorneys’ fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such Person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such Person shall not have been adjudged liable to the corporation. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred. Section 145 further provides that any indemnification, unless ordered by a court, shall be made by the corporation only as authorized in each specific case upon a determination that indemnification of such Person is proper because he has met the applicable standard of conduct. Such determination shall be made, with respect to a Person who is a director or officer at the time of such determination, by: (i) the stockholders; (ii) by a majority vote of the directors who are not parties to such action, suit or proceeding even if less than a quorum; (iii) a committee of directors who are not parties to such action, suit or proceeding designated by majority vote by such disinterested directors even if less than a quorum; or (iv) an independent legal counsel in a written opinion, if there are no such disinterested directors, or if such disinterested directors so direct.

      Section 145 provides further that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a Person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

      Article IX of the Second Amended and Restated Certificate of Incorporation of AdvancePCS, or certificate, eliminates the personal liability of AdvancePCS’s directors to the fullest extent permitted by the DGCL, as amended. The DGCL permits a company’s certificate of incorporation to eliminate or limit personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (which addresses director liability for unlawful payment of a dividend or unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

      Article X of the certificate provides that AdvancePCS shall indemnify any and all Persons whom it has the power to indemnify under Section 145 of the DGCL to the fullest extent permitted under such section, and such indemnity shall continue as to a Person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a Person.

      The right to indemnification under Article X of the certificate is a contract right which includes, with respect to directors and officers, the right to be paid by AdvancePCS the expenses incurred in defending any such proceeding in advance of its disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to AdvancePCS of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under Article X or otherwise.

      Article VIII of the Second Amended and Restated Bylaws of AdvancePCS, or bylaws, provides that AdvancePCS shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of AdvancePCS) by reason of the fact that he is or was a director, officer, employee or agent of AdvancePCS, or is or was serving at the request of AdvancePCS as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of AdvancePCS, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, to the fullest extent permitted by the DGCL.

      Article VIII of the bylaws further provides AdvancePCS with authority to purchase and maintain insurance with respect to indemnification on behalf of any Person who is or was a director, officer, employee or agent of AdvancePCS or is or was serving at the request of AdvancePCS as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. AdvancePCS maintains directors’ and officers’ liability insurance.

ITEM 16. Exhibits

      The following Exhibits are filed as part of this Registration Statement.

Exhibit No.	Exhibit

2.1	Stock Purchase Agreement dated as of July 11, 2000 by and between AdvancePCS and Rite Aid Corporation (incorporated by reference to Exhibit 2.1 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 31, 2000).

2.2	Securities Purchase Agreement dated as of July 11, 2000 by and between AdvancePCS and Joseph Littlejohn and Levy Fund III, L.P. (incorporated by reference to Exhibit 2.2 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000).

2.3	Exchange Agreement dated as of October 2, 2000 by and between AdvancePCS and Joseph Littlejohn and Levy Fund III, L.P. (incorporated by reference to Exhibit 2.3 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000).

4.1	Form of Class A Stock Certificate of Common Stock of AdvancePCS (incorporated by reference to Exhibit 4.1 of AdvancePCS’s Registration Statement on Form 8-A/A as filed with the Securities and Exchange Commission on December 14, 2000).

4.2	Second Amended and Restated Certificate of Incorporation of AdvancePCS (incorporated by reference to Exhibit 99.1 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 11, 2000).

4.3	Indenture dated as of October 2, 2000, among AdvancePCS, various guarantors and U.S. Trust Company of Texas, N.A., and a syndicate of banks (incorporated by reference to Exhibit 10.5 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000).

4.4	Warrant dated as of October 2, 2000 issued to Rite Aid Corporation (incorporated by reference to Exhibit 10.3 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000).

5*	Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

10.1	Registration Rights Agreement dated as of October 2, 2000 by and among AdvancePCS, various guarantors named therein and Rite Aid

Exhibit No.	Exhibit

Corporation (incorporated by reference to Exhibit 10.2 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000).

10.2	Credit Agreement dated as of October 2, 2000 by and among AdvancePCS, Merrill Lynch Capital Corporation and a syndicate of banks (incorporated by reference to Exhibit 10.4 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000).

10.3	Stockholders’ Agreement dated as of October 2, 2000 by and among AdvancePCS, Rite Aid Corporation, Joseph Littlejohn & Levy Fund III, L.P. and various other investors named therein (incorporated by reference to Exhibit 10.6 to AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000).

12*	Statement of computation of ratios of earnings to fixed charges.

23.1*	Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in Exhibit 5).

23.2*	Consent of Arthur Andersen LLP.

23.3*	Consent of Ernst & Young LLP.

24*	Power of Attorney (included on the signature pages of this Registration Statement).

25*	Statement of eligibility of trustee on Form T-1.

*	Filed herewith.

ITEM 17. Undertakings

      (a) The registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by AdvancePCS pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of AdvancePCS’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling Persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling Person of the registrants in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling Person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on December 15, 2000.

ADVANCEPCS

By: /s/ David D. Halbert Name: David D. Halbert Title: Chairman of the Board and Chief Executive Officer

PCS HOLDING CORPORATION PCS HEALTH SYSTEMS, INC

By: /s/ T. Danny Phillips Name: T. Danny Phillips Title: Vice President and Treasurer

CLINICAL PHARMACEUTICALS, INC.
PCS MAIL SERVICES, INC.
PCS SERVICES, INC.
PCS MAIL SERVICES OF BIRMINGHAM, INC.
PCS MAIL SERVICES OF FT. WORTH, INC.
PCS MAIL SERVICES OF SCOTTSDALE, INC.
FIRST FLORIDA INTERNATIONAL HOLDINGS, INC.
FFI RX MANAGED CARE, INC.
FIRST FLORIDA MANAGED CARE, INC.
MATURE RX PLUS OF NEVADA, INC.
AMBULATORY CARE REVIEW SERVICES, INC

By: /s/ T. Danny Phillips Name: T. Danny Phillips Title: Vice President

BAUMEL-EISNER NEUROMEDICAL INSTITUTE, INC. INNOVATIVE MEDICAL RESEARCH, INC

By: /s/ T. Danny Phillips Name: T. Danny Phillips Title: Senior Vice President, Chief Financial Officer, Secretary and Treasurer

FOUNDATION HEALTH PHARMACEUTICAL SERVICES, INC

By: /s/ T. Danny Phillips Name: T. Danny Phillips Title: Chief Financial Officer, Secretary and Treasurer

PHOENIX COMMUNICATIONS INTERNATIONAL, INC. INNOVATIVE PHARMACEUTICAL STRATEGIES, INC. HMN HEALTH SERVICES, INC

By: /s/ T. Danny Phillips Name: T. Danny Phillips Title: Secretary and Treasurer

ADVANCEPCS, L.P. By: AdvancePCS, its general partner

By: /s/ T. Danny Phillips Name: T. Danny Phillips Title: Chief Financial Officer and Executive Vice President

ADVP MANAGEMENT, L.P. By: AdvancePCS, its general partner

By: /s/ T. Danny Phillips Name: T. Danny Phillips Title: Chief Financial Officer and Executive Vice President

ADVANCERX.COM, L.P. By: AdvancePCS, its general partner

By: /s/ T. Danny Phillips Name: T. Danny Phillips Title: Chief Financial Officer and Executive Vice President

ADVP CONSOLIDATION, L.L.C. By: AdvancePCS, its sole member

By: /s/ David A. George Name: David A. George Title: President

POWER OF ATTORNEY

      Each Person whose signature appears below constitutes and appoints David D. Halbert and T. Danny Phillips, and each of them, with the power to act without the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign on his behalf individually and in each capacity stated below any or all amendments or post-effective amendments to this registration statement, and to file the same, with all exhibits and other documents relating thereto, and any registration statement relating to any offering made pursuant to this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in Person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following Persons in the capacities indicated on December 15, 2000.

Signature	Title

/s/ David D. Halbert David D. Halbert	Chairman of the Board and Chief Executive Officer (Principal Executive Officer) of AdvancePCS, First Florida International Holdings, Inc., First Florida Managed Care, Inc., Mature Rx Plus of Nevada, Inc., Ambulatory Care Review Services, Inc., Phoenix Communications International, Inc., Innovative Pharmaceutical Strategies, Inc., HMN Health Services, Inc. and FFI Rx Managed Care, Inc., Chief Executive Officer (Principal Executive Officer) of Foundation Health Pharmaceutical Services, Inc., AdvancePCS, L.P., ADVP Management, L.P. and AdvanceRx.com, L.P., Chairman of the Board and President of Baumel-Eisner Neuromedical Institute, Inc., Chairman of the Board of Innovative Medical Research, Inc., Director of PCS Health Systems, Inc. and PCS Holding Corporation

/s/ Jon S. Halbert Jon S. Halbert	Vice Chairman, e-Business and Technology and Director of AdvancePCS, Executive Vice President and Director of Baumel-Eisner Neuromedical Institute, Inc. and Innovative Medical Research, Inc., President, Chief Operating Officer and Director of Foundation Health Pharmaceuticals, Inc.

Signature	Title

/s/ T. Danny Phillips T. Danny Phillips	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer) of AdvancePCS, AdvancePCS, L.P., ADVP Management, L.P. and AdvanceRx.com, L.P., Senior Vice President, Chief Financial Officer, Secretary, Treasurer and Director (Principal Financial and Accounting Officer) of Innovative Medical Research, Inc. and Baumel-Eisner Neuromedical Institute, Inc., Vice President, Secretary, Treasurer and Director (Principal Financial and Accounting Officer) of First Florida International Holdings, Inc., First Florida Managed Care, Inc., Mature Rx Plus of Nevada, Inc., Ambulatory Care Review Services, Inc., Phoenix Communications International, Inc., Innovative Pharmaceutical Strategies, Inc., and HMN Health Services, Inc., Vice President and Director of FFI Rx Managed Care, Inc., Chief Financial Officer, Secretary, Treasurer and Director (Principal Financial and Accounting Officer) of Foundation Health Pharmaceuticals, Inc., Vice President and Treasurer (Principal Financial and Accounting Officer) of PCS Health Systems, Inc. and PCS Holding Corporation, Vice President and Director of PCS Services, Inc. and Clinical Pharmaceuticals, Inc.

/s/ David A. George David A. George	President and Director of AdvancePCS, President and Director (Principal Executive Officer) of ADVP Consolidation, L.L.C., PCS Health Systems, Inc., PCS Holding Corporation, PCS Services, Inc., Clinical Pharmaceuticals, Inc. and PCS Mail Services, Inc., Director of PCS Mail Services of Scottsdale, Inc., PCS Mail Services of Ft. Worth, Inc. and PCS Mail Services of Birmingham, Inc.

/s/ Ramsey A. Frank Ramsey A. Frank	Director of AdvancePCS

/s/ Stephen L. Green Stephen L. Green	Director of AdvancePCS

Signature	Title

/s/ Jeffrey R. Jay, M.D. Jeffrey R. Jay, M.D.	Director of AdvancePCS

/s/ David R. Jessick David R. Jessick	Director of AdvancePCS

/s/ Paul S. Levy Paul S. Levy	Director of AdvancePCS

/s/ Robert E. Miller Robert E. Miller	Director of AdvancePCS

/s/ Jean-Pierre Millon Jean-Pierre Millon	Director of AdvancePCS

/s/ Michael D. Ware Michael D. Ware	Director of AdvancePCS

/s/ Joseph J. Filipek, Jr. P.D. Joseph J. Filipek, Jr., P.D	Vice President, Treasurer and Director (Principal Financial and Accounting Officer) of ADVP Consolidation, L.L.C.

/s/ Barry Baumel, M.D. Barry Baumel, M.D.	Co-Chief Executive Officer (Principal Executive Officer) of Baumel-Eisner Neuromedical Institute, Inc.

/s/ Larry Eisner, M.D. Larry Eisner, M.D.	Co-Chief Executive Officer (Principal Executive Officer) of Baumel-Eisner Neuromedical Institute, Inc.

/s/ Richard Lipton, M.D. Richard Lipton, M.D.	Chief Executive Officer (Principal Executive Officer) of Innovative Medical Research, Inc.

Signature	Title

/s/ John L. Puls, Jr. John L. Puls, Jr.	Executive Vice President, Secretary and Treasurer (Principal Financial and Accounting Officer) of FFI Rx Managed Care, Inc.

/s/ Peter Connolly Peter Connolly	Treasurer (Principal Financial and Accounting Officer) of PCS Services, Inc. and PCS Mail Services, Inc.

/s/ Soledad Brozek Soledad Brozek	Treasurer (Principal Financial and Accounting Officer) of Clinical Pharmaceuticals, Inc.

/s/ Phil Pearce Phil Pearce	Vice President and Director of PCS Mail Services, Inc., President and Director (Principal Executive Officer) of PCS Mail Services of Scottsdale, Inc., PCS Mail Services of Ft. Worth, Inc. and PCS Mail Services of Birmingham, Inc.

/s/ K. Sue Redman Sue Redman	Treasurer (Principal Financial and Accounting Officer) of PCS Mail Services of Scottsdale, Inc.

/s/ Greg Gierwielaniec Greg Gierwielaniec	Treasurer (Principal Financial and Accounting Officer) of PCS Mail Services of Ft. Worth, Inc. and PCS Mail Services of Birmingham, Inc.

/s/ Harold F. Kalbach, Jr. Harold F. Kalbach, Jr.	Director of ADVP Consolidation, L.L.C.

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

2.1	Stock Purchase Agreement dated as of July 11, 2000 by and between AdvancePCS and Rite Aid Corporation (incorporated by reference to Exhibit 2.1 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 31, 2000).

2.2	Securities Purchase Agreement dated as of July 11, 2000 by and between AdvancePCS and Joseph Littlejohn and Levy Fund III, L.P. (incorporated by reference to Exhibit 2.2 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000).

2.3	Exchange Agreement dated as of October 2, 2000 by and between AdvancePCS and Joseph Littlejohn and Levy Fund III, L.P. (incorporated by reference to Exhibit 2.3 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000).

4.1	Form of Class A Stock Certificate of Common Stock of AdvancePCS (incorporated by reference to Exhibit 4.1 of AdvancePCS’s Registration Statement on Form 8-A/A as filed with the Securities and Exchange Commission on December 14, 2000.

4.2	Second Amended and Restated Certificate of Incorporation of AdvancePCS (incorporated by reference to Exhibit 99.1 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 11, 2000).

4.3	Indenture dated as of October 2, 2000, among AdvancePCS, various guarantors and U.S. Trust Company of Texas, N.A., and a syndicate of banks (incorporated by reference to Exhibit 10.5 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000).

4.4	Warrant dated as of October 2, 2000 issued to Rite Aid Corporation (incorporated by reference to Exhibit 10.3 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000).

5*	Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

10.1	Registration Rights Agreement dated as of October 2, 2000 by and among AdvancePCS, various guarantors named therein and Rite Aid

EXHIBIT
NUMBER	DESCRIPTION

Corporation (incorporated by reference to Exhibit 10.2 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000).

10.2	Credit Agreement dated as of October 2, 2000 by and among AdvancePCS, Merrill Lynch Capital Corporation and a syndicate of banks (incorporated by reference to Exhibit 10.4 of AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000).

10.3	Stockholders’ Agreement dated as of October 2, 2000 by and among AdvancePCS, Rite Aid Corporation, Joseph Littlejohn & Levy Fund III, L.P. and various other investors named therein (incorporated by reference to Exhibit 10.1 to AdvancePCS’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000).

12*	Statement of computation of ratios of earnings to fixed charges.

23.1*	Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in Exhibit 5).

23.2*	Consent of Arthur Andersen LLP.

23.3*	Consent of Ernst & Young LLP.

24*	Power of Attorney (included on the signature page of this Registration Statement).

25*	Statement of eligibility of trustee on Form T-1.

*	Filed herewith.